As filed with the Securities and Exchange Commission on January 30, 1997

                                      Registration Statement No. 333-__________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -----------------

                                    FORM SB-2


                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                               -----------------

                               BRIDGE VIEW BANCORP
              (Exact Name of Small Business Issuer in Its Charter)

    NEW JERSEy                        6712                      22-3461336
--------------------         ---------------------         --------------------
  (State or Other              (Primary Standard              (IRS Employer
  Jurisdiction of                  Industrial                 Identification
  Incorporation or               Classification                    No.)
   Organization)                   Code Number)


              457 SYLVAN AVENUE, ENGLEWOOD CLIFFS, NEW JERSEY 07632
                                 (201) 871-7800
          -------------------------------------------------------------
          (Address and Telephone Number of Principal Executive Offices)


              457 SYLVAN AVENUE, ENGLEWOOD CLIFFS, NEW JERSEY 07632
--------------------------------------------------------------------------------
(Address of Principal Place of Business or Intended Principal Place of Business)

                               BRIDGE VIEW BANCORP
                                457 Sylvan Avenue
                       Englewood Cliffs, New Jersey 07632

                            Attn: Albert F. Buzzetti
                                  President and Chief
                                  Executive Officer
                                  (201) 871-7800
             ------------------------------------------------------
             (Name, Address, Telephone Number of Agent for Service)

                               -----------------

                        With copies of communication to:

                               McCarter & English
                               Four Gateway Center
                            Newark, New Jersey 07102
                         Attn: Robert A. Schwartz, Esq.
                                 (201) 639-2093

APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE

================================================================================
                                                 Proposed
Title of Each                      Proposed       Maximum
  Class of         Amount to        Maximum      Aggregate        Amount of
Securities to         be           Offering      Offering       Registration
be Registered     Registered        Price(1)       Price            Fee
--------------------------------------------------------------------------------
Common Stock,     158,488(2)         $8.64       $1,369,336         $415
no par value                       Per Share
--------------------------------------------------------------------------------
               Total ............................................   $415
================================================================================

---------------
(1)  Estimated solely for the purpose of calculating the registration fee.

(2)  Issuable upon exercise of outstanding Warrants.

                                -----------------

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                               BRIDGE VIEW BANCORP

                         Cross Reference Sheet Form SB-2

                                   ----------

                                                        Prospectus Caption or
Items of Form SB-2                                            Location
------------------                                      ----------------------
1.  Front of Registration
      Statement and Outside Front
      Cover of Prospectus .........................    Facing Page of
                                                       Registration Statement;
                                                       Front cover page of
                                                       Prospectus

2.  Inside Front and Outside Back
      Cover Pages of Prospectus....................    Inside Front Cover Page;
                                                       AVAILABLE INFORMATION;
                                                       TABLE OF CONTENTS

3.  Summary Information and Risk Factors ..........    PROSPECTUS SUMMARY;
                                                       SPECIAL CONSIDERATIONS
                                                       AND RISK FACTORS

4.  Use of Proceeds................................    USE OF PROCEEDS

5.  Determination of Offering Price................    DESCRIPTION OF
                                                       SECURITIES

6.  Dilution.......................................    DESCRIPTION OF
                                                       SECURITIES

7.  Selling Security-Holders.......................    Not Applicable

8.  Plan of Distribution...........................    THE OFFERING; PLAN OF
                                                       DISTRIBUTION

9.  Legal Proceedings..............................    BUSINESS

10. Directors, Executive Officers,
      Promoters and Control Persons................    MANAGEMENT--Certain
                                                       Transactions with
                                                       Management

11. Security Ownership of Certain
      Beneficial Owners and Management.............    SECURITY OWNERSHIP OF
                                                       CERTAIN BENEFICIAL
                                                       OWNERS AND MANAGEMENT

12. Description of Securities......................    DESCRIPTION OF
                                                       SECURITIES

                                                        Prospectus Caption or
Items of Form SB-2                                            Location
------------------                                      ----------------------

13. Interest of Named Experts and Counsel..........    Not Applicable

14. Disclosure of Commission
      Position on Indemnification for
      Securities Act Liabilities ..................    Not Applicable

15. Organization within last five years............    MANAGEMENT--Certain
                                                       Transactions with
                                                       Management

16. Description of Business........................    BUSINESS

17. Management's Discussion and
      Analysis of Plan of Operation................    MANAGEMENT'S DISCUSSION
                                                       AND ANALYSIS OF
                                                       FINANCIAL CONDITION AND
                                                       RESULTS OF OPERATIONS

18. Description of Property........................    BUSINESS--Properties

19. Certain Relationships and
      Related Transactions.........................    MANAGEMENT--Certain
                                                       Transactions with
                                                       Management

20. Market for Common Equity and
      Related Stockholder Matters..................    MARKET AND PRICE RANGE
                                                       OF COMMON STOCK;
                                                       Dividend Policy

21. Executive Compensation.........................    MANAGEMENT--Executive
                                                       Compensation

22. Financial Statements...........................    CONSOLIDATED FINANCIAL
                                                       STATEMENTS

23. Changes in and Disagreements
      with Accountants on Accounting
      and Financial Disclosure.....................    Not Applicable

                                   PROSPECTUS
                           DATED ____________ __, 1997

                              --------------------

                               BRIDGE VIEW BANCORP

                              --------------------

           158,488 SHARES OF COMMON STOCK, NO PAR VALUE, ISSUABLE UPON
                              EXERCISE OF WARRANTS

                              --------------------

     Bridge View Bancorp, a New Jersey corporation (the "Company") is offering up to 158,488 shares of its common stock, no par value ("Common Stock"), purchasable upon the exercise of outstanding Common Stock Purchase Warrants (the "Warrants").

     Each Warrant entitles the holder thereof to purchase one share of Common Stock at a purchase price of $8.64 per share (the "Purchase Price"), subject to adjustment upon the occurrence of certain events described in and governed by the form of warrant certificate (the "Certificate") representing the Warrants. Prior to the purchase of Common Stock upon the exercise of a Warrant, the holder of a Warrant will have none of the rights or privileges of a stockholder of the Company.

     The Common Stock is offered hereunder in accordance with the terms of the Certificate on a continuous basis through and including September 30, 1997, the date the Warrants will expire.

     PROSPECTIVE PURCHASERS SHOULD CAREFULLY CONSIDER THE INFORMATION CONTAINED HEREIN UNDER THE HEADING "SPECIAL CONSIDERATIONS AND RISK FACTORS."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


================================================================================
                                                   Underwriting      Proceeds to
                             Price to Public         Discount          Company
--------------------------------------------------------------------------------
Per Shares of                                          Not
Common Stock................   $1,369,336           Applicable       $1,369,336
================================================================================



           The date of this Prospectus is __________________ __, 1997.

     THE SECURITIES OFFERED BY THIS PROSPECTUS ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                              AVAILABLE INFORMATION

     Bridge View Bancorp has filed with the Commission in Washington, D.C., a Registration Statement on Form SB-2 (herein, together with all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits thereto and reference is made to the Registration Statement and exhibits thereto for further information with respect to Bridge View Bancorp and the shares of Common Stock offered hereby. Statements herein concerning the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, together with exhibits, may be inspected without charge, and copied at prescribed rates at the principal or regional offices of the Commission at the addresses indicated above. Copies also may be obtained at prescribed rates from the public reference facilities maintained by the Commission, at 450 Fifth Street, N.W., Washington, D.C.

     The Company is subject to the informational requirements of Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission" or the "SEC"). Such reports and other information can be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the SEC at Room 1024 Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549 and at its regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661 and 7 World Trade Center, 15th Floor, New York, NY 10048. Copies of such material can also be obtained at prescribed rates from the SEC's Public Reference Section, 450 Fifth Street, N.W., Washington, DC 20549 and its public reference facilities in Chicago, Illinois and New York, New York.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus. The term Company as used herein refers to Bridge View Bancorp and its wholly owned subsidiary, Bridge View Bank (the "Bank").

THE COMPANY

     The Company is a one-bank holding company incorporated under the laws of the State of New Jersey in May, 1996 to serve as a holding company for the Bank. The Company was organized at the direction of the Board of Directors of the Bank for the purpose of acquiring all the capital stock of the Bank (the "Acquisition"). The Company acquired the Bank and became its holding company on December 6, 1996. As part of the Acquisition, shareholders of the Bank received two shares of Common Stock for each outstanding share of the common stock of the Bank, $5.00 per share par value (the "Bank Common Stock"). The only significant asset of the Company is its investment in the Bank. The Company's main office is located at 457 Sylvan Avenue, Englewood Cliffs, Bergen County, New Jersey 07632.

     The Bank is a commercial bank formed under the laws of New Jersey on October 11, 1988. The Bank received its Certificate of Authority to transact business from the Commissioner of the New Jersey Department of Banking and Insurance (the "Department") on April 7, 1989 and the Bank commenced operations on March 15, 1990. The Bank opened for business on March 15, 1990. The Bank operates from its main office at 457 Sylvan Avenue, Englewood Cliffs, Bergen County, New Jersey and its three branch offices located at 1605 Lemoine Avenue, Fort Lee, Bergen County, New Jersey 07024, 115 River Road, Edgewater, Bergen County, New Jersey 07020, and 899 Palisade Avenue, Fort Lee, Bergen County, New Jersey 07024. See "BUSINESS--Properties."

     The Company is subject to the supervision and regulation of the Board of Governors of the Federal Reserve System (the "FRB"). The Bank's deposits are insured by the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation ("FDIC"). The operations of the Company and the Bank are subject to the supervision and regulation of FRB, FDIC and the Department.

     The principal executive offices of the Company are located at 457 Sylvan Avenue, Englewood Cliffs, New Jersey 07632, and the telephone number is (201) 871-7800.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth at and for each of the two years presented below are derived from the consolidated financial statements of the Company, which have been audited by KPMG Peat Marwick LLP, independent auditors, whose report, which refers to a change in accounting for certain investments in debt and equity securities, is included elsewhere herein. The selected consolidated financial information for the nine month periods ended September 30, 1996 and 1995 are derived from unaudited financial statements of the Company. The results of operations for the nine months ended September 30, 1996 are unaudited and are not necessarily indicative of the results of operations to be expected for the twelve months ending December 31, 1996. In connection with the Acquisition, the Company issued two shares of Common Stock for each share of Bank Common Stock. Therefore, all per share data included herein reflects the effect of this two for one exchange. The selected consolidated financial information should be read in conjunction with the consolidated financial statements of the Company, including the related notes thereto set forth elsewhere in this Prospectus.

                                  Nine Months Ended            Years Ended
                                    September 30,              December 31,
                               ---------------------       --------------------
                                    (Unaudited)
                                1996           1995         1995          1994
                               ------         ------       ------        ------
                                 (Dollars in thousands, except per share data)
INCOME STATEMENT DATA:
Interest income.............   $5,633         $4,629       $6,378        $5,044
Interest expense............    1,582          1,361        1,844         1,361
                               ------         ------       ------        ------
Net interest income.........    4,051          3,268        4,534         3,683
Provision for loan losses...      163             92           92            75
Non-Interest income ........      551            388          578           378
Non-Interest expense........    2,613          2,288        3,004         2,897
                               ------         ------       ------        ------
Income before income taxes..    1,826          1,276        2,016         1,089
Income tax expense..........      712            491          781           349
                               ------         ------       ------        ------
Net income..................   $1,114         $  785       $1,235        $  740
                               ======         ======       ======        ======

                                    Nine Months Ended           Years Ended
                                      September 30,             December 31,
                                  ---------------------     -------------------
                                       (Unaudited)
                                    1996         1995         1995        1994
                                  --------     --------     -------     -------
PER SHARE DATA:

Net Income.....................  $    1.07    $    0.75     $  1.20     $  0.75
Cash dividends.................       0.27         --          --          --
Weighted average shares
  outstanding..................  1,047,238    1,047,238        --          --

BALANCE SHEET DATA:

Total Assets...................  $ 118,633    $  92,646     $96,794     $86,592

Loans, net.....................     69,680       53,293      55,408      43,437

Investment securities(1).......     30,316       26,281      24,410      32,821

Deposits.......................    106,379       81,633      85,225      76,637

Total stockholders' equity.....     11,867       10,549      11,035       9,587

PERFORMANCE RATIOS:

Return on average assets.......      1.08%        0.91%       1.39%       0.88%

Return on average
  stockholders' equity.........      9.77%        7.85%      12.12%       8.00%

Dividend payout ratio .........      3.26%        0.00%       0.00%       0.00%

Equity to assets ratio ........     10.00%       11.39%      11.40%      11.07%

--------------

(1) Includes securities held to maturity and securities available for sale.

                     SPECIAL CONSIDERATIONS AND RISK FACTORS


     A Warrant holder should review and consider carefully the following factors, together with the other information contained in this Prospectus, in evaluating whether to exercise their Warrants.

LIMITED TRADING HISTORY

     The Common Stock began trading on the American Stock Exchange under the symbol "BVB" on December 20, 1996. Prior to that time, the Common Stock was not traded on any established trading market. Therefore, there is no established trading history for the Common Stock. No assurances can be given that an active public trading market for the Common Stock will develop, or if such a market develops, that it will be sustained.

SOURCES OF DIVIDENDS ON COMMON STOCK

     The Company is a legal entity separate and distinct from the Bank. The Company has no material assets other than its ownership of the Bank. Earnings of the Company are wholly dependent on the earnings of the Bank, as the Company has engaged in no significant operations of its own. Accordingly, the earnings of the Company, and its ability to pay dividends with respect to the Common Stock, is largely dependent on the receipt by the Company of the earnings of the Bank in the form of dividends. Any restriction on the ability of the Bank to pay dividends to the Company could significantly and adversely affect the ability of the Company to pay dividends with respect to the Common Stock.

     The Bank's ability to pay dividends or make other capital distributions to the Company is governed by regulations imposed by the FDIC and the Department, the Bank's primary regulators. See "Supervision and Regulation."

COMPETITION

     The banking and financial services field in which the Company is engaged is highly competitive and most competitors have substantially greater financial resources than the Company does. The Company's principal market area is served by branch offices of large commercial banks and thrift institutions. Such institutions have substantially greater resources than the Company to expend upon advertising and marketing, and their substantially greater capitalization enables those competitors to make much larger loans. The Company's success depends a great deal upon its judgment that large and mid-size financial institutions do not adequately serve small businesses and consumers in its principal market area and the Company's ability to compete favorably for such customers.

     In addition to existing competition, on September 29, 1994, the Riegel-Neal Interstate Banking and Branching Efficiency Act (the "Interstate Act") was signed into law. The Interstate Act reduces restrictions on the acquisition of New Jersey financial institutions by out of state bank holding companies and financial institutions, and permits the operations of acquired New Jersey institutions to be conducted under existing charters, thereby making acquisitions of New Jersey institutions more efficient and cost effective for out of state bank holding companies and financial service institutions. Adoption of the Interstate Act may make the New Jersey banking market even more competitive than it currently is. See "SUPERVISION AND REGULATION."

LENDING RISKS

     The risk of non-payment (or deferred or delayed payment) of loans is inherent in commercial banking. Such non-payment, or delayed or deferred payment of loans to the Company, if they occur, may have a material adverse effect on the Company's earnings and overall financial condition. Additionally, in compliance with applicable banking laws and regulations and in light of sound judgment, the Company maintains an allowance for loan losses created through charges against earnings. As of September 30, 1996, the Company's allowance for loan losses was $855,000. The Company's marketing focus on small to medium-size businesses may result in the assumption by the Company of certain lending risks that are different from or greater than those which would apply to loans made to larger companies. Company management seeks to minimize the Company's credit risk exposure through credit controls which include evaluation of potential borrowers, collateral available, liquidity and cash flow. However, there can be no assurance that such procedures will actually reduce loan losses.

POTENTIAL IMPACT OF CHANGES IN MONETARY POLICY AND INTEREST RATES

     The operating results of the Company may be significantly affected (favorably or unfavorably) by market rates of interest which, in turn, are affected by prevailing economic conditions, by the fiscal and monetary policies of the United States Government and by the policies of various regulatory agencies. The earnings of the Company will depend primarily upon its interest rate spread (i.e., the difference between income earned on its loans and investments and the interest paid on its deposits). Like many financial institutions, the Company may be subject to the risk of fluctuations in interest rates, which, if significant, may have a material adverse effect on its operations. See "SUPERVISION AND REGULATION".

SUPERVISION AND REGULATION

     The Federal and state laws and regulations applicable to the Company and the Bank give regulatory authorities extensive discretion in connection with their supervisory and enforcement responsibilities, and generally have been promulgated to protect depositors and the deposit insurance funds and not for the purpose of protecting stockholders. These laws and regulations can materially affect the future business of the Company and the Bank. Laws and regulations now affecting the Company and the Bank may be changed at any time, and the interpretation of such laws and regulations by bank regulatory authorities is also subject to change. The Company can give no assurance that future changes in laws and regulations or changes in their interpretation will not adversely affect the business of the Company and the Bank. See "SUPERVISION AND REGULATION."


                                 USE OF PROCEEDS

     The proceeds to the Company from the exercise of the Warrants is estimated to be approximately $1,369,336.

     The Company intends to use the proceeds of the Offering for general corporate purposes.


                     MARKET AND PRICE RANGE OF COMMON STOCK

     Commencing on December 20, 1996, the Common Stock began trading on the American Stock Exchange under the symbol "BVB." Prior to that time, the Common Stock was not traded on any recognized securities exchange. As of September 30, 1996, there were 460 stockholders of record of the Common Stock.

     The following table sets forth the high and low sales price of the Common Stock, as reported on the American Stock Exchange since December 20, 1996, as well as dividends declared since such date.

                                                              Bid
                                                 ------------------------------
                                                                         Cash
                                                  High        Low      Dividend
                                                 ------      ------    --------
1996
  4th Quarter (since December 20, 1996) ......   $24.25      $19.75      None

1997
  1st Quarter (through January 27, 1997) .....   $36.00      $25.00      $0.10

                                 DIVIDEND POLICY

     The Bank began paying quarterly dividends of $0.09, adjusted to reflect the two for one exchange of stock, in January, 1996. Although the amount of dividends to be paid by the Company will be determined by the Board of Directors of the Company from time to time based upon the Company's earnings, capital needs, financial condition and other relevant factors, the Board of Directors of the Company currently intends to adhere to the dividend policy previously established by the Bank. The Company has declared a dividend of $0.10 per share payable February 1, 1997 to shareholders of record on January 15, 1997.


                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1996 and as adjusted to give effect to exercise of the Warrants. As adjusted numbers are based upon full exercise of the Warrants at the current Purchase Price for the Common Stock offered hereby.


                                                            September 30, 1996
                                                         -----------------------
                                                          Actual     As Adjusted
                                                         -------     -----------
                                                         (Dollars in Thousands)
Stockholders' equity:(1)
  Common Stock, no par value 5,000,000 shares
    authorized, 1,047,288 shares issued and
    1,205,776 shares issued, as adjusted..............   $ 4,986       $ 5,778
Capital Surplus.......................................     5,076         5,653
Undivided Profits.....................................     1,813         1,813
                                                         -------       -------
         Total stockholders' equity...................   $11,867       $13,244
                                                         =======       =======

     The following tables set forth the capital ratios of the Company and the Bank as of September 30, 1996 and as adjusted to give effect to the exercise of the Warrants at the Purchase Price, as well as the minimum required regulatory capital for the Company and the Bank.

THE COMPANY
                                           September 30, 1996        Required
                                         ----------------------     Regulatory
                                         Actual     As Adjusted      Minimum
                                         ------     -----------     ----------
Risk based capital(1):

    Tier I capital..................     14.66%        16.36%             4%

    Total capital...................     15.72%        17.42%             8%

Leverage ratio......................     11.49%        12.82%        3.00-5.00%



THE BANK
                                           September 30, 1996        Required
                                         ----------------------     Regulatory
                                         Actual     As Adjusted      Minimum
                                         ------     -----------     ----------
Risk based capital(1)

    Tier I capital..................     14.66%        16.36%           4.00%

    Total capital...................     15.72%        17.42%           8.00%

Leverage ratio......................     11.49%        12.82%        3.00-5.00%

---------------

(1) Both the Company and the Bank are subject to minimum capital requirements promulgated by the FRB, the FDIC and the Department, their respective primary regulators. See "SUPERVISION AND REGULATION -- Bank Holding Company Regulation -- Capital Adequacy Guidelines for Bank Holding Companies."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Bank's financial statements and the notes relating thereto including herein. When necessary, reclassifications have been made to prior years' data throughout the following discussion and analysis for purposes of comparability with 1995 data. In connection with the Acquisition, the Company issued two shares of Common Stock for each share of Bank Common Stock. Therefore, all per share data included herein reflects the effect of this two for one exchange.

OVERVIEW AND STRATEGY

     The Bank began full service operation as a commercial bank on March 15, 1990. The Bank accepts deposits from the general public, including individuals, businesses, non-profit corporations and governmental units within its trade area. The Bank makes commercial loans, consumer loans and both residential and commercial real estate loans. In addition, the Bank provides other customer services and makes investments in securities, as permitted by law. The Bank has sought to offer an alternative, community-oriented style of banking in an area which at present is mainly dominated by larger, statewide and national institutions. The Bank has sought to be a positive force in the area by assisting in the development of the residential sector, by serving the needs of small and medium-sized businesses and the local professional community, and by meeting the requirements of individuals residing, working and shopping in the Bank's eastern Bergen County, New Jersey market area by extending consumer, commercial and real estate loans and by offering depository services. The Bank believes that the following attributes of the Bank have made the Bank attractive to local business people and residents:

     o    competitively priced services;

     o full-service business hours of 7:00 a.m. to 7:00 p.m. weekdays and 9:00 a.m. to 1:00 p.m. Saturdays;

     o direct access to Bank management by members of the community, whether during or after business hours;

     o local conditions and needs are taken into account by the Bank when deciding loan applications and making other business decisions affecting members of the community;

     o responsiveness of the Bank's personnel for requests for information and services by depositors and others;

     o positive involvement of the Bank in the community affairs of Eastern Bergen County.

     Since opening in 1990, the Bank has established three branches in addition to its main office. The Bank expects to continue to seek additional strategically-located de novo branch locations within the Bank's eastern Bergen County trade area. Particular emphasis will be placed on presenting an alternative banking culture in communities which are dominated by larger non-local competitors and where no community banking approach exists and in locations which the Bank perceives to be economically emerging.

RESULTS OF OPERATIONS

     The Bank's results of operations depend primarily on its net interest income, which is the difference between the interest earned on its interest-earning assets and the interest paid on funds borrowed to support those assets, such as deposits. Net interest margin is a function of the difference between the weighted average rate received on interest-earning assets and the weighted average paid on interest-bearing liabilities, as well as the average level of interest-bearing assets as compared with that of interest-bearing liabilities. Net income is also affected by the amount of non-interest income and operating expenses.

NET INCOME

     For the nine months ended September 30, 1996, net income increased by $329,000, or 41.9%, to $1,114,000 from $785,000 for the comparable period of
1995. The increase in net income is attributable to an increase in interest income of $1,004,000, or 21.7%, partially offset by an $221,000, or 16.2%, increase in interest expense. The increase in interest income was primarily attributable to a 31% increase in total loans and a 15% increase in investment securities. In addition to the increases in net interest income, non-interest income, consisting primarily of service charges on deposit accounts, increased by $213,000, or 54.9%.

     The Bank's net income increased from 1994 to 1995 by $495,000, or 66.9% to $1,235,000 for the year ended December 31, 1995 from $740,000 for the year ended December 31, 1994. This increase was primarily attributable to an increase in net interest income of $851,000, or 23.1%, during 1995. The increase in net interest income was attributable to an increase in interest income of $1,334,000, or 26.4%, to $6,378,000 for the year ended December 31, 1995 compared to year ended December 31, 1994, primarily as a result of an increase in the Bank's loan portfolio. The volume increases in the Bank's loan portfolio were primarily funded through the maturation of lower yielding securities, thereby increasing the Bank's average yield and net margin. The Bank's average yield on interest earning assets increased to 7.96% for the nine months ended September 30, 1996 from 7.94% for the year ended December 31, 1995 and 6.61% for the year ended December 31, 1994, reflecting increased yield on investment securities offset by a slight decline on loan yield in 1996.

     Interest expense rose $221,000, or 16.2%, for the nine months ended September 30, 1996 compared to the comparable period of 1995, and $483,000, or 35.5%, from 1994 to 1995. This increase, at September 30, 1996, is attributable to an increase in interest-bearing deposits of $21,192,000, or 34.6% compared to the September 30, 1995 interest bearing deposits.

     Operating expenses increased by $325,000, or 14.2%, for the nine months ended September 30, 1996 compared to the comparable period of 1995. Operating expenses increased by $107,000, or 3.7%, for the year ended December 31, 1995 compared to the year ended December 31, 1994. These increases in operating expenses reflect the Bank's continued growth and, during the first nine months of 1996, the opening of the Bank's new branch offices located at 115 River Road, Edgewater, New Jersey and 899 Palisades Avenue, Fort Lee, New Jersey.

     On a per share basis, earnings were $1.07 for the nine months ended September 30, 1996, $1.20 for the year ended December 31, 1995, and $0.75 for the year ended December 31, 1994.

COMPARATIVE AVERAGE BALANCE SHEETS

     The following table reflects the components of the Bank's net interest income, setting forth for the periods presented herein, (1) average assets, liabilities and stockholders' equity, (2) interest income earned on interest-earning assets and interest expenses paid on interest-bearing liabilities, (3) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, (4) the Bank's net interest spread (i.e., the average yield on interest-earnings assets less the average rate on interest-bearing liabilities) and (5) the Bank's net yield on interest-earning assets. Rates are computed on a taxable equivalent basis.

                                                                                     Year Ended December 31,
                                   Nine Months Ended September 30,  ----------------------------------------------------------------
                                               1996                            1995                             1994
                                           (Unaudited)
                                   ------------------------------   -------------------------------   ------------------------------
                                             Interest   Average               Interest    Average              Interest    Average
                                   Average   Income/     Rates      Average    Income/     Rates      Average   Income/     Rates
                                   Balance   Expense  Earned/Paid   Balance    Expense  Earned/Paid   Balance   Expense  Earned/Paid
                                   -------   -------  -----------   -------   --------  -----------   -------  --------  -----------
                                                                      (Dollars In Thousands)
ASSETS

Interest-Earning Assets:
  Taxable Loans (net of
    unearned income) ............ $ 63,182    $4,328     9.13%      $50,181    $4,712      9.39%      $39,268    $3,383     8.62%
  Tax Exempt Securities .........    4,799       221     6.14         3,822       250      6.54         1,552       101     6.51
  Taxable Investment
    Securities ..................   22,634       963     5.67        22,410     1,207      5.39        32,881     1,462     4.45
  Federal Funds Sold ............    5,001       196     5.23         4,997       294      5.88         3,114       132     4.24
                                  --------    ------                -------    ------                 -------    ------
  Total Interest-Earning
     Assets .....................   95,616     5,708     7.96        81,410     6,463      7.94        76,815     5,078     6.61
                                  --------    ------                           ------                            ------
  Non-Interest Earning
    Assets ......................    8,209                            8,081                             7,711

  Allowance for possible
    loan losses .................     (776)                            (695)                             (615)
                                  --------                          -------                           -------
    Total Assets ................ $103,049                          $88,796                           $83,911
                                  ========                          =======                           =======

LIABILITIES AND
SHAREHOLDERS' EQUITY

Interest-Bearing Liabilities:
  NOW Deposits ..................  $14,460    $  119     1.10%      $12,381    $  173      1.40%      $12,557    $  166     1.32%
  Savings Deposits ..............   13,188       212     2.14        14,345       347      2.42        15,391       360     2.34
  Money Market Deposits .........   12,037       197     2.18        10,770       260      2.41        12,932       291     2.25
  Time Deposits .................   29,342     1,040     4.73        22,425     1,065      4.75        17,062       544     3.19
  Short Term Borrowings .........      327        14     5.71            --        --      0.00            --        --     0.00
                                  --------    ------                -------    ------                 -------    ------
  Total Interest-Bearing
    Liabilities .................   69,354     1,582     3.04        59,921     1,845      3.08        57,942     1,361     2.35
Non-Interest Bearing Liabilities:
  Demand Deposits ...............   21,813                           18,108                            15,774
  Other Liabilities .............      474                              577                               950
                                  --------                          -------                           -------
  Total Non-Interest Bearing
    Liabilities .................   22,287                           18,685                            16,724
  Shareholders' Equity ..........   11,408                           10,190                             9,245
  Total Liabilities and
    Shareholders' Equity ........ $103,049                         $88,796                           $83,911
                                  ========                          =======                           =======
  Net Interest Income ...........             $4,126                           $4,618                            $3,717
                                              ======                           ======                            ======
  Net Interest Rate Spread ......                        4.92%                             4.86%                            4.26%
                                                         ====                              ====                             ====
  Net Interest Margin ...........                        5.75%                             5.67%                            4.84%
                                                         ====                              ====                             ====
  Rate of Interest Earning
    Assets to interest-bearing
    liabilities .................               1.38                             1.36                              1.33
                                                ====                             ====                              ====

                                                              -13-

     The following table presents by category the major factors that contributed to the changes in net interest income for each of the years ended December 31, 1995 and 1994 and for the nine months ended September 30, 1996, as compared to each respective previous period. Amounts have been computed on a fully tax-equivalent basis, assuming a Federal income tax rate of 39%.

                                                  Nine Months Ended September 30,                  Year Ended December 31,
                                                          1996 versus 1995                            1995 versus 1994
                                                             (Unaudited)
                                                  --------------------------------           -----------------------------------
                                                                              Increase (Decrease)
                                                                               Due to Change in:
                                                  ------------------------------------------------------------------------------
                                                  Average       Average                      Average       Average
                                                  Volume         Rate          Net           Volume         Rate          Net
                                                  -------       -------        ---           -------       -------      -------
                                                                                 (In Thousands)

Interest Income:
  Taxable Loans (net of unearned income) .         $1,004        $(84)        $  920          $1,006         $323        $1,329
  Tax Exempt Securities ..................             52          (6)            46             149           --           149
  Taxable Investment Securities ..........            (13)         71             58            (525)         270          (255)
Federal Funds Sold .......................             19         (23)            (4)             99           63           162
                                                   ------        ----         ------          ------         ----        ------
Total Interest Income ....................         $1,062        $(42)        $1,020          $  729         $656        $1,385
                                                   ------        ----         ------          ------         ----        ------
Interest Expense:
  NOW Deposits ...........................             21         (39)           (18)             (2)           9             7
  Savings Deposits .......................            (18)        (34)           (52)            (25)          12           (13)

  Money Market Deposits ..................             24         (23)             1             (52)          21           (31)
  Time Deposits ..........................            261          15            276             203          317           520
  Net Term Borrowings ....................             14          --             14              --           --            --
                                                   ------        ----         ------          ------         ----        ------
Total Interest Expense ...................            302         (81)           221             124          359           483
                                                   ------        ----         ------          ------         ----        ------
Increase (Decrease) in net interest income         $  760        $ 39         $  799          $  605         $297        $  902
                                                   ======        ====         ======          ======         ====        ======

PROVISION FOR LOAN LOSSES

     For the nine months ended September 30, 1996, the Bank's provision for loan losses was $163,000, an increase of $71,000 over the provision of $92,000 for the nine month period ended September 30, 1995. For the year ended December 31, 1995, the Bank's provision for loan losses was $92,000, an increase of $17,000 over the provision of $75,000 for the year ended December 31, 1994. The increased provisions reflect the continued growth in the Bank's loan portfolio.

OTHER INCOME

     Other income, which was primarily attributable to service fees received from deposit accounts, amounted to $551,000 for the nine months ended September 30, 1996 an increase of $163,000 or 42.0%, from the comparable period of 1995. Other income for the year ended December 31, 1995 increased by $200,000 to $578,000 compared to $378,000 in 1994, an increase of 52.9%. These increases were primarily related to the Bank's increasing levels of deposits.

OTHER EXPENSES

     Other expenses for the nine month period ended September 30, 1996 amounted to $2,613,000, an increase of $325,000 from the comparable period of 1995. For the year ended December 31, 1995, other expenses increased by $107,000 to $3,004,000 compared to the year ended December 31, 1994. These increases were primarily attributable to customary increases in salary and employee benefits, occupancy expenses and data processing expenses attributable to the Bank's continued growth, partially offset by a reduction in FDIC insurance premiums and other operating expenses.

INCOME TAX EXPENSE

     The income tax provision, which includes both federal and state taxes, for the nine months ended September 30, 1996 and for the years ended December 31, 1995 and 1994 was $712,000, $781,000 and $349,000, respectively. Increase in income taxes were primarily attributable to increases in income before taxes in all periods reported.

FINANCIAL CONDITION

     At September 30, 1996, the Bank's total assets were $118,633,000, compared to $96,794,000 at December 31, 1995 and $86,592,000 at December 31, 1994. Total
loans increased to $70,535,000 at September 30, 1996 from $56,141,000 at December 31, 1995 and $44,076,000 at December 31, 1994. Total deposits increased to $106,379,000 at September 30, 1996 from $85,225,000 at December 31, 1995 and
$77,005,000 at December 31, 1994.

LOAN PORTFOLIO

     At September 30, 1996, the Bank's total loans were $70,535,000, an increase of $14,394,000, or 25.6%, over total loans at December 31, 1995. The Bank's loan portfolio at December 31, 1995 totaled $56,141,000, an increase of $12,065,000, or 27.4%, over total loans at December 31, 1994. The increases in the Bank's loan portfolio represent increased penetration by the Bank of the local small business market. Management believes the Bank's success in penetrating this market is attributable to the fact that through mergers and acquisitions, the Bank's trade area is primarily served through large banking institutions frequently headquartered out of state. Management believes it is not cost efficient for these larger institutions to provide the level of personal service to small business borrowers that the Bank provides.

     The Bank's loan portfolio consists of commercial and industrial loans, real estate loans and consumer loans. Commercial and industrial loans are made for the purpose of providing working capital, financing the purchase of equipment or inventory and for other business purposes. Real estate loans consist of loans secured by commercial or residential real property and loans for the construction of commercial or residential property. Consumer loans are made for the purpose of financing the purchase of consumer goods, home improvements, and other personal needs, and are generally secured by the personal property being purchased.

     The Bank's loans are primarily to businesses and individuals located in eastern Bergen County, New Jersey. The Bank has not made loans to borrowers outside of the United States. Commercial lending activities are focused primarily on lending to small business borrowers. The Bank believes that its strategy of customer service, competitive rate structures and selective marketing have enabled the Bank to gain market entry to local loans. Bank mergers and lending curtailments at larger banks competing with the Bank have also contributed to the Bank's efforts to attract borrowers.

     The following table sets forth the classification of the Bank's loans by major category at September 30, 1996 and as of December 31, 1995 and 1994, respectively.

                                                                              December 31,
                                     September 30,        ---------------------------------------------------
                                         1996                      1995                        1994
                                 --------------------     ----------------------      -----------------------
                                                         (Dollars in Thousands)
                                 Amount       Percent     Amount         Percent      Amount          Percent
                                 ------       -------     ------         -------      ------          -------
Commercial and Industrial ....  $12,726        18.0%      $11,295         20.1%       $ 9,347           21.2%
Real Estate--
 Non-residential Properties ..   21,615        30.6        13,893         24.7         10,914           24.7
 Residential Properties ......   33,131        47.0        28,164         50.2         22,217           50.3
 Construction ................    1,436         2.0         1,320          2.4            549            1.2
Consumer .....................    1,627         2.3         1,469          2.6          1,135            2.6
                                -------       -----       -------        -----        -------          -----
Total Loans ..................  $70,535       100.0%      $56,141        100.0%       $44,162          100.0%
                                =======       =====       =======        =====        =======          =====

     The following table sets forth fixed and adjustable rate loans as of September 30, 1996 in terms of interest rate sensitivity.

                                 Within 1 Year          1 to 5 Years           After 5 years              Total
                                -------------          ------------           -------------              -----
                                                                  (In Thousands)
Loans with fixed rate ..........  $ 3,318                 $32,381                 $4,146                 $39,845
Loans with adjustable rate .....  $30,690                    --                     --                   $30,690
                                  -------                                                                -------
                                                                                                         $70,535
                                                                                                         =======


ASSET QUALITY

     The Bank's principal earning assets are its loans. Inherent in the lending function is the risk of the borrower's inability to repay their loan under its existing terms. Risk elements include non accrual loans, past due and restructured loans, potential problem loans, loan concentrations and other real estate.

     Non-performing assets include loans that are not accruing interest (non-accruing loans) as a result of principal or interest being in default for a period of 90 days or more. When a loan is classified as non-accrual, interest accruals discontinue and all past due interest, including interest applicable to prior years, is reversed and charged against current income. Until the loan becomes current, any payments received from the borrower are applied to outstanding principal until such time as management determines that the financial condition of the borrower and other factors merit recognition of such payments as interest.

     The Bank attempts to minimize overall credit risk through loan diversification and its loan approval procedures. The Bank's due diligence begins at the time a borrower and the Bank begin to discuss the origination of a loan. Documentation, including a borrower's credit history, materials establishing the value and liquidity of potential collateral, the purpose of the loan, the source and timing of the repayment of the loan, and other factors are analyzed before a loan is submitted for approval. Loans made are also subject to periodic review.

     The following table sets forth information concerning the Bank's non-performing assets as of the dates indicated:


                              Non-Performing Loans

                                                                December 31,
                                                            -------------------
                                       September 30, 1996   1995           1994
                                       ------------------   ----           ----
                                          (Unaudited)
                                                      (In Thousands)

Non-accrual loans .........................  $  0           $163           $.00
Non-accrual loans to total loans ..........     0%          0.29%             0%
Non-performing assets to total assets .....  0.13%          0.17%             0%
Allowance for possible loan losses as a
 percentage of non-performing loans .......   N/A            424%           N/A

     The $163,000 in non-accrual loans at December 31, 1995 represents one non-accruing residential mortgage which is classified as REO as of September 30, 1996. As of September 30, 1996, the Bank has no other non-performing loans, no loans contractually more than 90 days past due, no other REO and no restructured loans.

     Other than as disclosed above, there are no loans where information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

     At the dates indicated in the above table, there were no concentrations of loans exceeding 10% of the Bank's total loans and the Bank had no foreign loans.

ALLOWANCE FOR LOAN LOSSES

     The Bank attempts to maintain allowance for loan losses at a sufficient level to provide for potential losses in the loan portfolio. Loan losses are charged directly to the allowance when they occur and any recovery is credited to the allowance. Risks within the loan portfolio are analyzed on a continuous basis by the Bank's officers, by outside, independent loan review auditors and by the Bank's Audit Committee. A risk system, consisting of multiple grading categories, is utilized as an analytical tool to assess risk and appropriate reserves. Along with the risk system, management further evaluates risk characteristics of the loan portfolio under current and anticipated economic conditions and considers such factors as the financial condition of the borrower, past and expected loss experience, and other factors management feels deserve recognition in establishing an appropriate reserve. These estimates are reviewed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known. Additions to the allowance are made by provisions charged to expense and the allowance is reduced by net charge-offs (i.e. - loans judged to be uncollectible and charged against the reserve, less any recoveries on such loans). Although management attempts to maintain the allowance at a level deemed adequate, future additions to the allowance may be necessary based upon changes in market conditions. In addition, various regulatory agencies periodically review the Bank's allowance for loan losses. These agencies may require the Bank to take additional provisions based on their judgments about information available to them at the time of their examination.

     The Bank's allowance for possible loan losses totalled $855,000, $692,000 and $626,000 at September 30, 1996, December 31, 1995 and 1994, respectively. The increases in the allowance are due to the continued increase in the Bank's total loan portfolio.

     The following is a summary of the reconciliation of the allowance for loan losses for the nine month periods ended September 30, 1996 and 1995 and for the years ended December 31, 1995 and 1994.

                                                     Nine Months Ended              Year Ended
                                                       September 30,                 December 31,
                                                      ----------------          ------------------
                                                        (Unaudited)
                                                     1996        1995           1995          1994
                                                     ----        ----           ----          ----
                                                                 (Dollars In Thousands)
Balance at Beginning of Period....................   $692        $626           $626          $567
Net Charge Offs ..................................     --         (10)           (26)          (16)
Provision Charged to Expense .....................    163          92             92            75
                                                     ----        ----           ----          ----
Balance of Allowance at End of Period ............   $855        $708           $692          $626
                                                     ====        ====           ====          ====
Ratio of Net Charge-Offs to Average Loans
 Outstanding .....................................      0%       0.02%          0.05%         0.04%
Balance of Allowance at End of Period as
 a Percent of Loans at End of Period .............   1.21%       1.31%          1.23%         1.42%

     The following table sets forth, for each of the Bank's major lending areas, the amount and percentage of the Bank's allowance for loan losses attributable to such category, and the percentage of total loans represented by such category, as of the periods indicated:

             Allocation of the Allowance for Loan Losses by Category

                                                                                              December 31,
                                       September 30,  1996         -----------------------------------------------------------------
                                --------------------------------               1995                             1994
                                         (Unaudited)               --------------------------------  ------------------------------
                                            % of      % of Total               % of      % of Total             % of     % of Total
                                Amount       ALL         loans     Amount       ALL         loans     Amount     ALL       loans
                                ------      ----      ----------   ------      ----      ----------   ------    ----     ----------
Balance Applicable to:
Commercial and Industrial ....   $222      25.96%       25.26%      $167        24.13%      23.38%     $135      21.57%      24.85%

Real Estate --
 Non-Residential .............    222      25.96%       31.48%       156        22.54%      27.74%      101      16.13%      22.89%
 Properties
 Residential Properties ......    214      25.03%       38.91%       220        31.79%      43.98%      173      27.64%      48.52%
 Construction ................     14       1.64%        2.04%        13         1.88%       2.30%        5       0.80%       1.24%
Consumer .....................     20       2.34%        2.31%        18         2.60%       2.60%       14       2.24%       2.50%
                                 ----     -------      -------      ----       -------     -------     ----     -------     -------
 Subtotal ....................    692      80.94%      100.00%       574        82.95%     100.00%      428      68.37%     100.00%
Unallocated Reserves .........    163      19.06%         --         118        17.05%        --        198      31.63%        --
                                 ----     -------      -------      ----       -------     -------     ----     -------     -------
 Total .......................   $855     100.00%      100.00%      $692       100.00%     100.00%     $626     100.00%     100.00%
                                 ====     =======      =======      ====       =======     =======     ====     =======     =======


INVESTMENT SECURITIES

     The Bank maintains an investment portfolio to fund increased loans or decreased deposits and other liquidity needs and to provide an additional source of interest income. The portfolio is composed of U.S. Treasury Securities, obligations of U.S. Government agencies and selected municipal and state obligations.

     The Bank adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," (SFAS 115), effective January 1, 1994. Under SFAS 115, securities are classified as securities held to maturity based on management's intent and the Bank's ability to hold them to maturity. Such securities are stated at cost, adjusted for unamortized purchase premiums and discounts. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities, which are carried at market value. Realized gains and losses and gains and losses from marking the portfolio to market value are included in trading revenue. Securities not classified as securities held to maturity or trading securities are classified as securities available for sale, and are stated at fair value. Unrealized gains and losses on securities available for sale are excluded from results of operations, and are reported as a separate component of stockholders' equity, net of taxes. Securities classified as available for sale include securities that may be sold in response to changes in interest rates, changes in prepayment risks, the need to increase regulatory capital or other similar requirement.

     Management determines the appropriate classification of securities at the time of purchase. At September 30, 1996, $24,651,000 of the Bank's investment securities were classified as held to maturity and the remainder were classified as available for sale. At September 30, 1996, no investment securities were classified as trading securities.

     At September 30, 1996, total investment securities were $30,316,000 an increase from total investment securities of $24,410,000 at December 31, 1995, which was a decrease from total securities of $32,821,000 at December 31, 1994. The increase in investment securities from December 31, 1995 to September 30,

1996 reflects increases in the Bank's total deposits in excess of funds needed for new loan originations. The decline in investment securities from December 31, 1994 to December 31, 1995 is attributable to the Bank using the proceeds of maturing investment securities to fund new loan demand during 1995.

     The following table sets forth the carrying value of the Bank's security portfolio as of the dates indicated.

     A comparative summary of securities available for sale at September 30, 1996, December 31, 1995 and 1994 is as follows (in thousands):

                                              Amortized Cost   Gross Unrealized Gains  Gross Unrealized Losses     Market Value
                                              --------------   ----------------------  -----------------------     ------------
(Unaudited) September 30, 1996:
 U.S. Government and Agency Obligations ......    $5,685               $ 3                   $ (23)                  $5,665

December 31, 1995:
 U.S. Government and Agency Obligations ......     6,762                38                     (20)                   6,780

December 31, 1994:
 U.S. Government and Agency Obligations ......     7,836                --                    (323)                   7,513

     A comparative summary of investment securities held to maturity at September 30, 1996, December 31, 1995 and 1994 is as follows (in thousands):

                                              Amortized Cost   Gross Unrealized Gains  Gross Unrealized Losses     Market Value
                                              --------------   ----------------------  -----------------------     ------------

(Unaudited) September 30, 1996:
 U.S. Government and Agency Obligations ......    $15,663               $ --                  $ (13)                   $15,650
 Municipal Obligations .......................      8,988                 15                     --                      9,003
                                                  -------               ----                  -----                    -------
                                                  $24,651                 15                    (13)                   $24,653
December 31, 1995:
 U.S. Government and Agency Obligations ......    $12,668                120                    (11)                    12,777
 Municipal Obligations .......................      4,962                 28                     --                      4,990
                                                  -------               ----                  -----                    -------
                                                  $17,630                148                    (11)                    17,767
December 31, 1994:
 U.S. Government and Agency Obligations ......    $21,889                  4                   (319)                    21,574
 Municipal Obligations .......................      3,419                  1                     (5)                     3,415
                                                  -------               ----                  -----                    -------
                                                  $25,308               $  5                  $(324)                   $24,989
                                                  =======               ====                  =====                    =======

     The following table sets forth as of September 30, 1996 and December 31, 1995 the maturity distribution of the Bank's investment portfolio.

                                    MATURITY SCHEDULE OF INVESTMENT SECURITIES

                                                    September 30, 1996
                      ---------------------------------------------------------------------------------
                                               (Unaudited)

                                  Investment Securities                    Securities Available
                                                                                 for Sale
                      ---------------------------------------       -----------------------------------
                                                         (In Thousands)
                                                     Weighted                                Weighted
                      Amortized        Market        Average        Amortized      Market    Average
                         Cost           Value         Yield           Cost          Value     Yield
                      ---------       -------       ---------       ---------     -------   ---------
Within One Year .....  $16,324        $16,359         6.27%          $ 3,998      $ 3,996     5.72%

One to Five Years ...    7,936          7,894         5.67%            1,687        1,664     5.83%

Six to Ten Years ....      391            400         9.12%              --           --        --
                       -------        -------                        -------      -------
                       $24,651        $24,653                        $ 5,685      $ 5,665
                       =======        =======                        =======      =======

                                                         December 31, 1995
                       --------------------------------------------------------------------------------
                         Investment Securities                             Securities Available
                                                                                 for Sale
                       --------------------------------------       -----------------------------------
                                                        (In Thousands)
                                                    Weighted                                  Weighted
                       Amortized        Market       Average        Amortized      Market     Average
                          Cost           Value        Yield           Cost         Value        Yield
                       ---------       -------      --------        ---------     --------    --------
Within One Year .....   $ 9,800        $ 9,816        5.55%          $ 4,011      $ 4,020      5.72%

One to Five Years ...     7,439          7,539        6.22%            2,751        2,760      5.86%

Six to Ten Years ....       391            412        9.12%              --           --         --
                        -------        -------                       -------      -------
                        $17,630        $17,767                       $ 6,762      $ 6,780
                        =======        =======                       =======      =======

The Bank sold no securities from its portfolio during the first nine months of 1996. Proceeds from the sales of securities available for sale during the year ended December 31, 1995 were $2.9 million. Gross gains of $31,000 and gross losses of $36,000 were realized on those sales in 1995.

DEPOSITS

     Deposits are the Bank's primary source of funds. The Bank experienced a growth in average deposit balances of $12,811,000, or 16.4% to $90,840,000 for the nine months ended September 30, 1996, and $4,313,000, or 5.9% during the year ended December 31, 1995 as compared to the year ended December 31, 1994 when total average deposits were $73,716,000. This growth was accomplished through the Bank's emphasis on customer service, extended hours of operations, competitive rate structures and selective marketing. Among the increase in deposits, average time deposits grew 31.4% or $5,363,000, from 1994 to 1995, while average demand deposits, which are non-interest bearing, grew 14.8% or $2,334,000 during 1995 as compared to 1994. The aggregate amount of average non-interest-bearing deposits has been 24.0%, 23.2% and 21.4% of average total deposits during the first nine months of 1996 and the years ended December 31, 1995 and 1994, respectively. The Bank has no foreign deposits, nor are there any material concentrations of deposits.

     The following table sets forth the average amounts of various types of deposits for each of the periods indicated:

                                                                                             December 31,
                                                                        -----------------------------------------------------
                                              September 30, 1996                  1995                         1994
                                           ----------------------       -----------------------       -----------------------
                                                (Unaudited)
                                           Amount              %         Amount             %          Amount             %
                                           ------           -----       -------           -----       -------           -----
Non-interest-bearing demand ...........   $21,813           24.0%       $18,108           23.2%       $15,774           21.4%
Interest-bearing demand ...............    26,487           29.2%        23,151           29.7%        25,489           34.6%
Savings deposit .......................    13,188           14.5%        14,345           18.4%        15,391           20.9%
Time deposits .........................    29,342           32.3%        22,425           28.7%        17,062           23.1%
                                          -------           ----        -------           ----        -------           ----
Total .................................   $90,840            100%       $78,029            100%       $73,716            100%
                                          =======           ====        =======           ====        =======           ====


     The Bank does not actively solicit short-term deposits of $100,000 or more because of the liquidity risks posed by such deposits. The following table summarizes the maturity distribution of certificates of deposits of denominations of $100,000 or more as of September 30, 1996.

Time Deposits ($100,000 and over):

                                                                  (In Thousands)

Three months or less ...........................................     $14,090
Over three months through six months ...........................     $ 7,589
Over six months through twelve months ..........................     $ 1,907
Over twelve months .............................................     $   767
                                                                     -------
         Total .................................................     $24,353
                                                                     =======
LIQUIDITY

     The Bank's liquidity is a measure of its ability to fund loans, withdrawals or maturities of deposits and other cash outflows in a cost-effective manner. The Bank's principal sources of funds are deposits, scheduled amortization and prepayments of loan principal, sales and maturities of investment securities and funds provided by operations. While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

     The Bank's total deposits equaled $106,379,000, $85,225,000 and $76,637,000 as of September 30, 1996, December 31, 1995, and December 31, 1994, respectively. The increase in funds provided by deposit inflows during these years has been more than sufficient to provide for the Bank's lending demand.

     Through the Bank's investment portfolio the Bank has generally sought to obtain a safe yet slightly higher yield than would have been available to the Bank as a net seller of overnight Federal Funds while still maintaining liquidity. Through its investment portfolio, the Bank also attempts to manage its maturity gap by seeking maturities of investments which coincide as closely as possible with maturities of deposits. The Bank's investment portfolio also includes securities held for sale to provide liquidity for anticipated loan demand and other liquidity needs.

     Although the Bank has traditionally been a net "seller" of Federal Funds (or overnight loans to large banks), the Bank does maintain lines of credit with the Federal Home Loan Bank of New York, Summit Bank and Bank of New York for "purchase" of Federal Funds in the event that temporary liquidity needs arise.

     Management believes that the Bank's current sources of funds provide adequate liquidity for the current cash flow needs of the Bank.

INTEREST RATE SENSITIVITY ANALYSIS

     The principal objective of the Bank's asset and liability management function is to evaluate the interest-rate risk included in certain balance sheet accounts; determine the level of risk appropriate given the Bank's business focus, operating environment, capital, and liquidity requirements; establish prudent asset concentration guidelines; and manage the risk consistent with Board approved guidelines. The Bank seeks to reduce the vulnerability of its operations to changes in interest rates and to manage the ratio of interest-rate sensitive assets to interest-rate sensitive liabilities within specified maturities or repricing dates. The Bank's actions in this regard are taken under the guidance of the Asset/Liability Committee (ALCO) of the Board of Directors. The ALCO generally reviews the Bank's liquidity, cash flow needs, maturities of investments, deposits and borrowings and current market conditions and interest rates.

     One of the monitoring tools used by the ALCO is an analysis of the extent to which assets and liabilities are interest rate sensitive and measures the Bank's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. Accordingly, during a period of rising rates, a negative gap may result in the yield on the institution's assets increasing at a slower rate than the increase in its cost of interest-bearing liabilities. Conversely, during a period of falling interest rates, an institution with a negative gap would experience a repricing of its assets at a slower rate than its interest-bearing liabilities which, consequently, may result in its net interest income growing.

     The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at the periods indicated which are anticipated by the Bank, based upon certain assumptions, to reprice or mature in each of the future time periods presented. Except as noted, the amount of assets and liabilities which reprice or mature during a particular period were determined in accordance with the earlier of the term to repricing or the contractual terms of the asset or liability. Because the Bank has no interest-bearing liabilities with a maturity greater than five years, management believes that a static gap for the over five year time period reflects a more accurate assessment of interest rate risk. The Bank's loan prepayment assumptions are based upon actual historic prepayment rates.

                                                          BRIDGE VIEW BANK
                                 CUMULATIVE RATE SENSITIVE BALANCE SHEET (as of September 30, 1996)

                                     0-3             0-6             0-1            0-5           5-          All
                                    Months          Months           Year          Years         Years       Others         TOTALS
                                    ------          ------           ----          -----         -----       ------         ------
INVESTMENTS
  FIXED RATE ..................       6,713         10,213          20,327         29,925          391          476          30,792
                                                                                                                            -------
                                                                                                                             30,792
                                                                                                                            -------
 LOANS:
  COMMERCIAL ..................      16,515         16,652          17,438         37,970        1,122            0          39,092
  PARTICIPATIONS ..............         190            190             370          2,369            0            0           2,369
  MORTGAGES ...................         570            570             755          9,365        2,513            0          11,878
  CONSUMER ....................      13,352         13,464          15,273         16,405          791            0          17,196
                                                                                                                            -------
                                                                                                                             70,535
                                                                                                                            -------

FED FUNDS SOLD ................       7,500          7,500           7,500          7,500        7,500            0           7,500

NON-INT BEARING/OTHER ASSETS ..           0              0               0              0            0        9,806           9,806
                                    -------        -------         -------        -------      -------      -------         -------
     TOTAL ASSETS .............      44,840         48,589          61,663        103,534      108,351      118,633         118,633
                                    =======        =======         =======        =======      =======      =======         =======

TRANSACTION/NOW ...............      16,680         16,680          16,680         16,680            0            0          16,680
MONEY MARKET ..................      11,250         11,250          11,250         11,250            0            0          11,250
OTHER SAVINGS .................      12,725         12,725          12,725         12,725            0            0          12,725
C/D'S LESS THAN $100,000 ......       8,071         13,101          16,029         17,406            0            0          17,406
C/D'S GREATER THAN $100,000 ...      14,687         22,276          24,183         24,353            0            0          24,353

NON-INT BEARING/OTHER LIAB. ...           0              0               0              0            0       24,352          24,352
INT BEARING/EQUITY ............           0              0               0              0            0       11,867          11,867
                                    -------        -------         -------        -------      -------      -------         -------
     TOTAL LIAB. & EQUITY .....      63,413         76,032          80,867         82,414       82,414      118,633         118,633
                                    =======        =======         =======        =======      =======      =======         =======

DOLLAR GAP ....................     (18,573)       (27,443)        (19,204)        21,120                                         0
CUM.GAP/TOTAL ASSETS ..........      -15.66%        -23.13%         -16.19%         17.80%
TARGET GAP RANGE ..............    +/-35.00%      +/-30.00%       +/-25.00%      +/-25.00%

R.S.A./R.S.L.* ................       70.71%         63.91%          76.25%        125.63%      131.47%
----------------
* R.S.A./R.S.L. IS THE PERCENTAGE OF RE-PRICING RATE SENSITIVE ASSETS TO RATE
  SENSITIVE LIABILITIES

     A significant measure of the strength of a financial institution is its capital base. The Bank's federal regulators have classified and defined bank capital into the following components: (1) Tier I capital, which includes tangible shareholders' equity for common stock and qualifying perpetual preferred stock, and (2) Tier II capital, which includes a portion of the allowance for possible loan losses, certain qualifying long-term debt and preferred stock which does not qualify for Tier I capital. Minimum capital levels for banks are regulated by risk-based capital adequacy guidelines which require a bank to maintain certain capital as a percent of the bank's assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets).

A bank is required to maintain, at a minimum, Tier I capital as a percentage of risk-adjusted assets of 4.0% and combined Tier I and Tier II capital as a percentage of risk-adjusted assets of 8.0%.

     In addition to the risk-based guidelines, the Bank's regulators require that a bank which meets the regulator's highest performance and operation standards maintain a minimum leverage ratio (Tier I capital as a percentage of tangible assets) of 3%. For those banks with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be proportionately increased. Minimum leverage ratios for each bank are evaluated through the ongoing regulatory examination process.

      The following table summarizes the risk-based and leverage capital ratios for the Bank at September 30, 1996, as well as the required minimum regulatory capital ratios:

                                CAPITAL ADEQUACY


                                     September 30, 1996         Minimum
                                        (Unaudited)      Regulatory Requirements
                                       -------------     ----------------------
Risk-based Capital:
     Tier I capital ratio ..........      14.66%                 4.00%
     Total capital ratio ...........      15.72                  8.00
Leverage ratio .....................      11.49               3.00-5.00


IMPACT OF INFLATION AND CHANGING PRICES

     The financial statements of the Bank and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary. As a result, interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In October 1995 the Financial Accounts Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). This statement establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS 123 encourages all entities to adopt the "fair value based method" of accounting for employee stock compensation plans. However, SFAS 123 also allows an entity to continue to measure compensation cost under such plans using the "intrinsic value based method." The accounting requirements of this statement are effective for transactions entered into in fiscal years that begin after December 15, 1995. The Company intends to continue accounting for compensation cost under the intrinsic value based method and will provide pro forma disclosures for all awards granted after December 31, 1994. Such disclosures include net income and earnings per share as if the fair value based method had been applied.

     On June 28, 1996, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities". This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings.

     Under the financial-components approach, after a transfer of financial assets, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and derecognizes financial assets it no longer controls and liabilities that have been extinguished. The financial-components approach focuses on the assets and liabilities that exist after the transfer. Many of these assets and liabilities are components of financial assets that existed prior to the transfer. If a transfer does not meet the criteria for a sale, the transfer is accounted for as a secured borrowing with pledge of collateral.

     It is important to note that this Statement extends the "available-for-sale" or "trading" approach in SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, to non-security financial assets that can contractually be prepaid or otherwise settled in such a way that the holder of the asset would not recover substantially all of its recorded investment. Thus, non-security financial assets (no matter how acquired) such as loans, other receivables, interest-only strips or residual interests in securitization trusts (for example, tranches subordinate to other tranches, cash reserve accounts or rights to future interest from serviced assets that exceed contractually specified servicing fees) that are subject to prepayment risk that could prevent recovery of substantially all of the recorded amount are to be reported at fair value with the change in fair value accounted for depending on the asset's classification as "available-for-sale" or "trading." The Statement also amends SFAS 115 to prevent a security from being classified as held-to-maturity if the security can be prepaid or otherwise settled in such a way that the holder of the security would not recover substantially all of its recorded investment.

     This Statement requires that a liability be derecognized if and only if either (a) the debtor pays the creditor and is relieved of its obligation for the liability or (b) the debtor is legally released from being the primary obligor under the liability either judicially or by the creditor. Therefore, a liability is not considered extinguished by an in-substance defeasance.

     This Statement provides implementation guidance for accounting for (1) securitizations, (2) transfers of partial interests, (3) servicing of financial assets, (4) securities lending transactions, (5) repurchase agreements including "dollar rolls", (5) "wash salos," (6) loan syndications and participations, (7) risk participations in banker's acceptances, (8) factoring arrangements, (9) transfers of receivables with recourse, (10) transfers of sales-type and direct financing lease receivables and (11) extinguishment of liabilities.

     The FASB waS made aware that the volume and variety of certain transactions and the related changes to information systems and accounting processes that are necessary to comply with the requirements of SFAS 125 would make it extremely difficult, if not impossible, for some affected enterprises to apply the transfer and collateral provisions of SFAS 125 to those transactions as soon as January 1, 1997. As a result the FASB issued SFAS 127, "deferral of effective date of certain provisions of SFAS 125," which defers for one year the effective date (a) of paragraph 15 of SFAS 125 and (b) for repurchase agreement, dollar-roll, securities lending, and similar transactions, of paragraphs 9-12 and 237(b) of SFAS 125. All provisions of SFAS 125 should continue to be applied prospectively, and earlier or retroactive application is not permitted. The Company, at this time, does not believe that SFAS 125 will have a significant impact on the consolidated financial position or results of operations in 1997.

                                    BUSINESS

     The Bank engages in the general business of commercial banking. The Bank offers traditional commercial banking services such as savings and checking accounts and provides commercial, consumer and mortgage loans. Bank deposits are insured by the FDIC. The Bank provides a wide range of commercial banking products and services, including personal and business checking accounts and time deposits, money market accounts and regular savings accounts. The Bank does not presently have any trust powers and, therefore, does not offer any trust services.

     The Bank structures its specific services and charges in a manner designed to attract the business of small and medium-sized businesses and the professional community, as well as that of individuals, in the eastern Bergen County, New Jersey area. As a general rule, specific banking services are offered only on a basis believed to be profitable. Such services are charged for fully unless other aspects of the account relationship provide sufficient earnings to offset the cost of the services provided.

     The Bank engages in a wide range of lending activities and offers commercial, consumer, mortgage, construction and personal loans. All lending decisions are made primarily on the basis of soundness and in compliance with all applicable laws. The Bank from time to time participates in multi-bank credit arrangements in order to take part in loans for amounts which are in excess of the Bank's legal lending limit. In commercial lending, the Bank offers loans for equipment and working capital needs, as well as for financing of commercial real estate. The Bank also bids for tax anticipation notes and bond anticipation notes for local governments. In consumer lending, the Bank offers cash reserve credit lines and personal, automobile, bridge, home equity, home improvement loans and Visa and Mastercard credit cards. The Bank also makes one-to-four-family residential real estate loans.

     The Bank believes it offers competitive rates for its services, thereby enabling consumers and business entities in its service area to avail themselves of the Bank's credit and non-credit services.

     The Bank is fully computerized and outsources its data processing and management information services to Electronic Data Systems, Inc. (EDS) of Belpre, Ohio. All Bank departments are automated, and the Bank believes the data processing services available to Bank customers compare favorably with those of competing financial institutions. The Bank is also a member of the MAC(TM) money access service.

TRADE AREA

     The Primary Trade Area is defined as the neighborhoods served by the Bank's offices. The Bank's main office, located in Englewood Cliffs, New Jersey, in combination with its Fort Lee and Edgewater, New Jersey offices, serve the greater area of Bergen County and the northern portion of Hudson County.

COMPETITION

     The Company is located in an extremely competitive environment. The Company's Trade Area is already serviced by major regional banks, large thrift institutions and by a variety of credit unions. Most of the Company's competitors have substantially more capital and therefore greater lending limits than the Company. The Company's competitors generally have established positions in the Trade Area and have greater resources than the Company with which to pay for advertising, physical facilities, personnel and interest on deposited funds. The Company relies upon the competitive pricing of its loans, deposits and other services as well as its ability to provide local decision making and personal service in order to compete with these larger institutions.

EMPLOYEES

     The Company employs 35 full-time and one part-time employees. None of the Company's employees are represented by any collective bargaining agreements. The Company believes that its relations with its employees are good.

PROPERTIES

     The Bank's main office is located at 457 Sylvan Avenue, Englewood Cliffs, New Jersey. The Bank owns the 10,000 square foot building at this location and leases the land under a lease which expires on March 31, 1999. The lease provides the Bank options to renew at various intervals for an additional twenty-five years. The Bank has an option to purchase the land during the six-month period prior to the tenth anniversary of the lease and again six months prior to the sixteenth anniversary. The purchase price is to be fixed according to an appraisal of vacant land only. A Director of the Bank is a general partner in the partnership which leases the land to the Bank. The terms of the Bank's lease were negotiated by the Bank Board and are considered to be as favorable to the Bank as the terms of a comparable lease with an unaffiliated party would be. See "MANAGEMENT -- Certain Transactions With Management."

     The Bank has a branch office at 1605 Lemoine Avenue, Fort Lee, New Jersey in the Whiteman Park Plaza Shopping Center and a branch office at 115 River Road, Edgewater, New Jersey, both of which it leases. The office at 1605 Lemoine Avenue, Fort Lee, New Jersey is leased at $11,113 monthly under a lease which expires in November 1997. The Bank has the option to renew for three further periods of five years each. The Bank also pays a proportionate share of common charges, taxes and insurance equipment to 21% of those charges for the Whiteman Park Plaza Shopping Center.

     The office at 115 River Road, Edgewater, New Jersey is leased at $2,000 monthly until April 1997, $2,350 monthly until April 1998, $2,600 monthly until April 1999, $3,000 monthly until April 2000 and $4,198 monthly until April 2006. The Bank has the option to renew for four additional five year terms after the 2006 expiration and pays no common charges, taxes or insurance but has agreed to pay a proportionate share of any increase in taxes.

     The office at 899 Palisade Avenue, Fort Lee, New Jersey is leased at an average of $5,138 monthly until September 30, 2001. The Bank has the option to renew for three additional five year terms after the 2001 expiration. The Bank has agreed to pay a proportionate share equal to 35% of common charges and expenses.

LEGAL PROCEEDINGS

     The Company and the Bank are periodically parties to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to the Bank's business. Management does not believe that there is any pending or threatened proceeding against the Company or the Bank which, if determined adversely, would have a material effect on the business or financial position of the Company or the Bank.

                           SUPERVISION AND REGULATION

GENERAL

     Bank holding companies and banks are extensively regulated under both federal and state law. These laws and regulations are intended to protect depositors, not stockholders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in the applicable law or regulation may have a material effect on the business and prospects of the Company and the Bank. See "SPECIAL CONSIDERATIONS AND RISK FACTORS--Supervision and Regulation."

BANK HOLDING COMPANY REGULATION

     General. As a bank holding company registered under the BHCA, the Company is subject to the regulation and supervision of the FRB. The Company is required to file with the FRB annual reports and other information regarding its business operations and those of its subsidiaries. Under the BHCA, the Company's activities and those of its subsidiaries are limited to banking, managing or controlling banks, furnishing services to or performing services for its subsidiaries or engaging in any other activity which the FRB determines to be so closely related to banking or managing or controlling banks as to be properly incident thereto.

     The BHCA requires, among other things, the prior approval of the FRB in any case where a bank holding company proposes to (i) acquire all or substantially all of the assets of any other bank, (ii) acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank (unless it owns a majority of such bank's voting shares) or (iii) merge or consolidate with any other bank holding company. The FRB will not approve any acquisition, merger, or consolidation that would have a substantially anti-competitive effect, unless the anti-competitive impact of the proposed transaction is clearly outweighed by a greater public interest in meeting the convenience and needs of the community to be served. The FRB also considers capital adequacy and other financial and managerial resources and future prospects of the companies and the banks concerned, together with the convenience and needs of the community to be served, when reviewing acquisitions or mergers.

     Additionally, the BHCA prohibits a bank holding company, with certain limited exceptions, from (i) acquiring or retaining direct or indirect ownership or control of more than 5% of the outstanding voting stock of any company which is not a bank or bank holding company, or (ii) engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or performing services for its subsidiaries; unless such non-banking business is determined by the FRB to be so closely related to banking or managing or controlling banks as to be properly incident thereto. In making such determinations, the FRB is required to weigh the expected benefits to the public, such as greater convenience, increased competition or gains in efficiency, against the possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices.

     There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by law and regulatory policy that are designed to minimize potential loss to the depositors of such depository institutions and the FDIC insurance funds in the event the depository institution becomes in danger of default. Under a policy of the FRB with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. The FRB also has the authority under the BHCA to require a bank holding company to terminate any activity or to relinquish control of a non-bank subsidiary upon the FRB's determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

     Capital Adequacy Guidelines for Bank Holding Companies. In January 1989, the FRB adopted risk-based capital guidelines for bank holding companies. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Under these guidelines, assets and off-balance sheet items are assigned to broad risk categories each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

     The risk-based guidelines apply on a consolidated basis to bank holding companies with consolidated assets of $150 million or more. For bank holding companies with less than $150 million in consolidated assets, the guidelines will be applied on a bank-only basis unless: (a) the parent bank holding company is engaged in nonbank activity involving significant leverage; or (b) the parent company has a significant amount of outstanding debt that is held by the general public.

     The minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least 4% of the total capital is required to be "Tier I Capital," consisting of common stockholders' equity, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less certain goodwill items and other intangible assets. The remainder ("Tier II Capital") may consist of (a) the allowance for loan losses of up to 1.25% of risk-weighted assets, (b) excess of qualifying perpetual preferred stock, (c) hybrid capital instruments, (d) perpetual debt, (e) mandatory convertible securities, and (f) qualifying subordinated debt and intermediate-term preferred stock up to 50% of Tier I Capital. Total capital is the sum of Tier I and Tier II Capital less reciprocal holdings of other banking organizations' capital instruments, investments in unconsolidated subsidiaries and any other deductions as determined by the FRB (determined on a case by case basis or as a matter of policy after formal rule-making).

     Bank holding company assets are given risk-weights of 0%, 20%, 50% and 100%. In addition, certain off-balance sheet items are given similar credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. These computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for performing first mortgage loans fully secured by residential property which carry a 50% risk-weighing. Most investment securities (including, primarily, general obligation claims of states or other political subdivisions of the United States) are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of the U.S. Treasury or obligations backed by the full faith and credit of the U.S. Government, which have a 0% risk-weight. In converting off-balance sheet items, direct credit substitutes including general guarantees and standby letters of credit backing financial obligations, are given a 100% risk-weighing. Transaction related contingencies such as bid bonds, standby letters of credit backing nonfinancial obligations, and undrawn commitments (including commercial credit lines with an initial maturity or more than one year) have a 50% risk-weighing. Short term commercial letters of credit have a 20% risk-weighing and certain short-term unconditionally cancelable commitments have a 0% risk-weighing.

     In addition to the risk-based capital guidelines, the FRB has adopted a minimum Tier I capital (leverage) ratio, under which a bank holding company must maintain a minimum level of Tier I capital to average total consolidated assets of at least 3% in the case of a bank holding company that has the highest regulatory examination rating and is not contemplating significant growth or expansion. All other bank holding companies are expected to maintain a leverage ratio of at least 100 to 200 basis points above the stated minimum.

BANK REGULATION

     As a New Jersey-chartered commercial bank, the Bank is subject to the regulation, supervision, and control of the Department. As an FDIC-insured institution, the Bank is subject to regulation, supervision and control of the FDIC, an agency of the federal government. The regulations of the FDIC and the Department impact virtually all activities of the Bank, including the minimum level of capital the Bank must maintain, the ability of the Bank to pay dividends, the ability of the Bank to expand through new branches or acquisitions and various other matters.

     Insurance of Deposits. The Bank's deposits are insured up to a maximum of $100,000 per depositor under the BIF. The Federal Deposit Insurance Corporation Improvements Act of 1991 ("FDICIA") effected a major restructuring of the federal regulatory framework applicable to depository institutions and deposit insurance. FDICIA requires the FDIC to establish a risk- based assessment system for all insured depository institutions. Under this legislation, the FDIC is required to establish an insurance premium assessment system based upon: (i) the probability that the insurance fund will incur a loss with respect to the institution; (ii) the likely amount of the loss; and (iii) the revenue needs of the insurance fund. In compliance with this mandate, FDIC has developed a matrix that sets the assessment premium for a particular institution in accordance with its capital level and overall rating by the primary regulator. The FDIC's risk based insurance assessment system is not expected to have a material effect upon the operations of the Bank.

     Dividend Rights. Under the New Jersey Banking Act of 1948, a bank may declare and pay dividends only if, after payment of the dividend, the capital stock of the bank will be unimpaired and either the bank will have a surplus of not less than 50% of its capital stock or the payment of the dividend will not reduce the bank's surplus.

     Recent Regulatory Enactments. On September 29, 1994, the Riegel-Neal Interstate Banking and Branching Efficiency Act (the "Interstate Act") was enacted. The Interstate Act generally enhances the ability of bank holding companies to conduct their banking business across state boarders. The Interstate Act has two main provisions. The first provision generally provides that commencing on September 29, 1995, bank holding companies may acquire banks located in any state regardless of the provisions of state law. These acquisitions are subject to certain restrictions, including caps on the total percentage of deposits that a bank holding company may control both nationally and in any single state. New Jersey law currently allows interstate acquisitions by bank holding companies whose home state has

"reciprocal" legislation which would allow acquisitions by New Jersey based bank holding companies.

     The second major provision of the Interstate Act permits, beginning on June 1, 1997, banks located in different states to merge and continue to operate as a single institution in more than one state. States may, by legislation passed before June 1, 1997, opt out of the interstate bank merger provisions of the Interstate Act. In addition, states may elect to opt in and allow interstate bank mergers prior to June 1, 1997.

     A final provision of the Interstate Act permits banks located in one state to establish new branches in another state without obtaining a separate bank charter in that state, but only if the state in which the branch is located has adopted legislation specifically allowing interstate de novo branching.

     In April of 1996, the New Jersey legislature passed legislation which would permit interstate bank mergers prior to June 1, 1997, provided that the home state of the institution acquiring the New Jersey institution permits interstate mergers prior to June 1, 1997. In addition, the legislation permits an out-of-state institution to acquire an existing branch of a New Jersey based institution, and thereby conduct business in New Jersey. The legislation does not permit interstate de novo branching. This legislation is likely to enhance competition in the New Jersey marketplace as bank holding companies located outside of New Jersey become freer to acquire institutions located within the State of New Jersey.

                                  MANAGEMENT


DIRECTORS AND EXECUTIVE OFFICERS

     Direction of the Bank is vested in the Board of Directors which must consist of not less than five nor more than twenty five persons who are elected under the Bank's Certificate of Incorporation. The term of each Director is one year. The board presently consists of eight Directors, each of whom has served as a Director of the Bank since its inception.

     The Board of Directors of the Company will initially consist of the members of the Board of Directors of the Bank. Each Director of the Company is to serve a one-year term and until his successor is duly elected by the shareholders of the Company and qualified to serve on the Board of Directors.

     Set forth below are the names and certain biographical information regarding the Directors of the Bank:


 Name, Age and Position               Principal Occupation              Director
     with the Bank                     for Past Five Years               Since
-----------------------               --------------------              --------
Albert F. Buzzetti, 56,           President and Chief Executive
President and Chief               Officer of the Bank                     1988
Executive Officer

Gerald A. Calabrese, Jr.,  45     President, Century 21 Calabrese
                                  Realty and Chairman and Chief
                                  Executive Officer, Metropolitan
                                  Mortgage Company                        1988

Glenn L. Creamer, 43              Treasurer and Safety Director, J.
                                  Fletcher Creamer & Son, Inc.
                                  (Construction)                          1988

Bernard Mann, 66                  President and Chief Executive
                                  Officer, Carolace Industries
                                  (textiles)                              1988

Mark Metzger, 54                  Managing Director, BEM Management,
                                  Inc. (equity investment fund)           1988

Jeremiah F. O'Connor, Jr., 39     President, AtHome Medical, Inc.,
                                  (supplier of medical equipment)         1988

Joseph C. Parisi, 70,             President and Chief Executive
Chairman of the Board             Officer, Otterstedt Insurance Agency    1988

John A. Schepisi, 51,             Senior Partner, Schepisi &
Vice Chairman                     McLaughlin (attorneys)                  1988

     No director of the Bank is also a director of a company having a class of securities registered under Section 12 of the Securities Exchange Act of 1934 or subject to the requirements of Section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940.

PRINCIPAL OFFICERS

     Set forth below is the name of and certain biographical information regarding the additional principal officer of the Bank who does not also serve as a Director. The term of office for such officer is one year.

Thomas W. Thomasma

     Mr. Thomasma, 42, has been Senior Vice President and Senior Lending Officer of the bank since 1994. He previously served in Senior Lending capacities at Independence Bank and at First Fidelity Bank for more than five years.

EXECUTIVE COMPENSATION

     The following table sets forth a summary for the last three (3) fiscal years of the cash and non-cash compensation awarded to, earned by, or paid to, the Chief Executive Officer of the Bank and each of the four (4) most highly compensated executive officers whose individual remuneration exceeded $100,000 for the last fiscal year.


                           SUMMARY COMPENSATION TABLE

                         Cash and Cash Equivalent Forms
                                 of Remuneration

                                                                                               Long Term
                                                                                             Compensation
 Name and Principal                       Annual          Annual        Other Annual          Securities
      Position             Year           Salary          Bonus        Compensation(1)    Underlying Options
 -----------------         ----           ------          -----        ---------------    ------------------
Albert F. Buzzetti,
President and Chief
Executive Officer          1996          $160,000         $     0          $2,700               5,000

                           1995          $160,000         $15,000          $2,700               5,000

                           1994          $140,000         $15,000          $2,700               2,500

-----------------

(1) Other annual compensation includes the estimated personal benefit of usage of bank-leased automobiles.

STOCK OPTION PLANS

     The Company maintains the 1994 Employee Stock Option Plan (the "Employees' Plan"). The Employees' Plan provides for the granting of options to purchase up to 57,557 shares of the Common Stock to employees of the Company and its subsidiaries. Under the Employee Plan, the exercise price of the options is to be the fair market value of the Bank Common Stock on the date of grant.

     The following table sets forth information concerning individual grants of stock options made during 1995 to each of the named executive officers:


                      OPTION/SAR GRANTS IN LAST FISCAL YEAR
                               (Individual Grants)

                                  Number of                 Percent of
                                 Securities                Total Options/
                                 Underlying                SARs Granted                Exercise or
                                Options/SAR's             to Employees                   Base Price              Expir.
   Name                          Granted (#)              in Fiscal Year                  ($/Sh)                  Date
   ----                         ------------              --------------               -----------               ------
Albert F. Buzzetti. ........       4,000                       76.2 %                     $10.08                  2006


     The following table sets forth information concerning the fiscal year-end value of unexercised options held by the executive officers of the Bank named in the table above. No stock options were exercised by such executive officers during 1995.


                AGGREGATED OPTIONS/SARS EXERCISED IN LAST FISCAL
                     YEAR AND FISCAL YEAR END OPTION VALUES
                               (INDIVIDUAL GRANTS)

                                                                                                Value of Unexercised
                                                                      Number of Securities     In-the-Money Options at
                                                                     Underlying Unexercised     FY-End ($) (based on
                                                                      Options at FY-End (#)       $23.00 per share)
                           Shares Acquired            Value                 Exercise/                Exercisable/
Name                       On Exercise (#)          Realized $            Unexercisable             Unexercisable
----                       ---------------          ----------       ----------------------     ----------------------
Albert F. Buzzetti ......       N/A                   $ N/A                 20,012/0                  $281,181/$0


COMPENSATION OF DIRECTORS

     Directors of the Bank, other than full-time employees of the Bank, receive fees of $500 per Board meeting attended and $250 per committee meeting attended.

     The Company maintains a Stock Option Plan for Non-employee Directors (the "Outside Directors' Plan"). Under the Outside Directors' Plan, 57,557 shares of Company Common Stock have been reserved for issuance. Non-employee Directors of the Company and any other subsidiaries which the Company may acquire or incorporate participate in the Outside Directors' Plan. Under the Outside Directors' Plan, each current non-employee member of the Board of Directors has received options to purchase 7,456 shares of Common Stock at exercise prices ranging from $9.25 to $9.975, 100% of the fair market value on the date the options were granted.

CERTAIN TRANSACTIONS WITH MANAGEMENT

     By Board policy, the Bank does not extend credit to any director of officer or their affiliates or immediate family members.

     Director Bernard Mann is a 30% partner in Three R Realty Associates, a partnership which owns the land at 457 Sylvan Avenue, Englewood Cliffs, New Jersey which is leased by the Bank. See "BUSINESS -- Properties." In approving this lease, the Board conducted an independent appraisal to determine that the terms of the lease were fair to the Bank. The Bank intends to exercise its option to purchase the land in October, 1998. Lease payments to Three R Realty Associates were $299,680 in 1994 and $306,804 in 1995.

     The firm of Breslin & Trovini, Attorneys at Law, acted as the Bank's general counsel during 1994. Michael J. Breslin, Jr., the firm's Senior Partner, was a Director of the Bank during 1994 and part of 1995. During 1994 the Bank paid legal fees totaling $4,059 to Breslin & Trovini while in 1995 those fees totaled $124.

     The firm of Schepisi & McLaughlin, Attorneys at Law, have acted as the Bank's general counsel since April 1995. John A. Schepisi, the firm's Senior Partner, is a Director and Vice Chairman of the Bank's Board. During 1994 the Bank paid legal fees totaling $910 to Schepisi & McLaughlin while in 1995 these fees totaled $7,642.

     The Bank's Blanket Bond as well as other policies have been placed with various insurance carriers by the Otterstedt Agency of which the Bank Board Chairman, Joseph C. Parisi, is Chief Executive Officer. Gross insurance premiums in 1994 totaled $49,781 while 1995 premiums were $35,247.

     Residential appraisals on the Bank's home equity lines of credit are conducted at the expense of the Bank. Certain of those appraisals were conducted by Gerald A. Calabrese, Jr., a state-licensed appraiser and a Bank Director. The cost of 1994 appraisals was $11,225 while 1995 appraisal costs totaled $15,500.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

     The following table sets forth, as of December 31, 1996, certain information concerning the ownership of shares of the Company's Common Stock by
(i) each person who is known by the Company to own beneficially more than five percent (5%) of the issued and outstanding Bank Common Stock, (ii) each director of the Company, (iii) each named executive officer described in the section of this Registration Statement captioned "Executive Compensation," and (iv) all directors and executive officers as a group. Except as otherwise indicated, each individual named has sole investment and voting power with respect to the securities shown.

    Name and Address of                   Amount and Nature of       Percent of
    Beneficial Owner(1)                     Beneficial Owner           Class
    -------------------                   --------------------       ----------
Albert F. Buzzetti(2) ...................       34,172                 3.20%
Gerald A. Calabrese, Jr.(3) .............       40,046                 3.79%
Glenn L. Creamer(4) .....................       17,038                 1.61%
Bernard Mann(5) .........................       48,100                 4.56%
Mark Metzger(6) .........................       64,054                 6.07%
Jeremiah F. O'Connor, Jr.(7) ............       40,562                 3.84%
Joseph C. Parisi(8) .....................       43,920                 4.16%
John A. Schepisi(9) .....................       53,792                 5.10%
                                               -------                -----
Directors and Executive
  Officers as a Group ...................      341,684                30.49%
                                               =======                =====
---------------
(1) Beneficially owned shares include shares over which the named person exercised either sole or shared voting power or sole or shared investment power. It also includes shares owned (i) by a spouse, minor children or by relatives sharing the same home, (ii) by entities owned or controlled by the named person, or (iii) by other persons if the named person has the right to acquire such shares within 60 days by the exercise of any right or option. Unless otherwise noted, all shares are owned of record and beneficially by the named person, either directly or through the dividend reinvestment plan.

(2) Includes 2,028 shares owned by Mr. Buzzetti's wife and does not include shares owned by Mr. Buzzetti's emancipated children. Mr. Buzzetti disclaims beneficial ownership of the shares owned by his wife and of shares owned by other family members. Includes an aggregate of 20,012 shares purchasable pursuant to options which are presently exercisable or exercisable within sixty (60) days.

(3) Includes 1,738 shares owned by Mr. Calabrese's minor children. Mr. Calabrese disclaims any beneficial ownership of shares owned by other family members who are not dependents. Includes an aggregate of 7,456 shares purchasable pursuant to options which are presently exercisable or exercisable within sixty (60) days.

(4) Mr. Creamer disclaims any beneficial ownership of shares owned by family members who are not dependents. Includes an aggregate of 7,456 shares purchasable pursuant to options which are presently exercisable or exercisable within sixty (60) days.

(5) Includes 14,038 shares owned by Mr. Mann's wife. Mr. Mann disclaims any beneficial ownership of shares owned by his wife as well as shares by other family members. Includes an aggregate of 7,456 shares purchasable pursuant to options which are presently exercisable or exercisable within sixty (60) days.

(6) Includes 578 shares owned by Mr. Metzger's wife and 350 shares owned by the Metzger Family Partnership of which he is trustee. Mr. Metzger disclaims beneficial ownership of shares owned by his wife and of any other shares held by emancipated members of his family. Includes an aggregate of 7,456 shares purchasable pursuant to options which are presently exercisable or exercisable within sixty (60) days.

(7) Includes 346 shares owned by Mr. O'Connor's wife; 2,706 shares owned by Mr. O'Connor's dependent children; and 6,458 shares held by the AtHome Medical Pension Plan. Mr. O'Connor disclaims beneficial ownership of shares owned by his wife and of any shares held by emancipated family members. Includes an aggregate of 7,456 shares purchasable pursuant to options which are presently exercisable or exercisable within sixty (60) days.

(8) Includes 26,692 shares owned jointly by Mr. Parisi and his wife. Mr. Parisi disclaims beneficial ownership of any shares owned by emancipated family members. Includes an aggregate of 7,456 shares purchasable pursuant to options which are presently exercisable or exercisable within sixty (60) days.

(9) Includes 2,316 shares owned by Mr. Schepisi's wife; and 5,980 shares owned by Homaro Co., a partnership, which Mr. Schepisi manages but disclaims beneficial interest. Mr. Schepisi disclaims beneficial ownership of any shares owned by his wife or by any emancipated family members. Includes an aggregate of 7,456 shares purchasable pursuant to options which are presently exercisable or exercisable within sixty (60) days.

                    DESCRIPTION OF THE COMPANY'S SECURITIES

COMMON STOCK

     The authorized capital stock of the Company consists of one class of 5,000,000 shares of common stock, no par value (the "Common Stock"). The Company currently has 1,047,288 shares issued and outstanding. In addition, the Company has issued options for an aggregate of 81,048 shares of Common Stock and has reserved 158,488 shares for issuance upon the exercise of outstanding Common Stock purchase warrants.

     Dividends. The Company may pay dividends as declared from time to time by the Company's Board of Directors out of funds legally available therefor, subject to certain restrictions. Since dividends from the Bank will be the Company's sole source of income, any restriction on the Bank's ability to pay dividends will act as a restriction on the Company's ability to pay dividends. Under the New Jersey Banking Act of 1948 (the "Banking Act"), no cash dividend may be paid by the Bank unless, following the payment of such dividend, the capital stock of the Bank will be unimpaired and the Bank will have a surplus of no less than 50% of its capital stock or, if not, the payment of such dividend will not reduce the surplus of the Bank. In addition, the Bank cannot pay dividends in such amounts as would reduce its capital below the regulatorily imposed minimums. The Company has declared a $0.10 cash dividend per share of Common Stock payable on February 1, 1997 to shareholders of record as of January 15, 1997.

     Voting Rights. Each holder of the Common Stock is entitled to one vote for each share held on all matters voted upon by the shareholders, including the election of directors. There is no cumulative voting in the election of directors.

     Rights in Liquidation. In the event of a liquidation, dissolution or winding up of the Company, each holder of the Common Stock would be entitled to receive a pro rata portion of all assets of the Company available for distribution to holders of the Common Stock after payment of all debts and liabilities of the Company.

     No Preemptive Rights; Redemption. Holders of shares of the Common Stock are not entitled to preemptive rights with respect to any shares of the Common Stock that may be issued. The Common Stock is not subject to call or redemption and is fully paid and nonassessable.

SHAREHOLDERS PROTECTION ACT

     A provision of New Jersey law, the New Jersey Shareholders Protection Act (the "Shareholders Act") prohibits certain transactions involving an "interested shareholder" and a corporation. An "interested shareholder" is generally defined as one who is the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding stock of the corporation. The Shareholders Act prohibits certain business combinations between an interested shareholder and a New Jersey corporation subject to the Shareholders Act for a period of five years after the date the interested shareholder acquired his stock, unless the transaction was approved by the corporation's board of directors prior to the time the interested shareholder acquired his shares. After the five year period expires, the prohibition on business combinations with an interested shareholder continues unless certain conditions are met. The conditions include (i) that the business combination is approved by the board of directors of the target corporation; (ii) that the business combination is approved by a vote of two-thirds of the voting stock not owned by the interested shareholder; and (iii) that the shareholders of the corporation receive a price in accordance with a fair price formula set forth in the statute. Because the Company is a reporting company under Section 12 of the Exchange Act, the Shareholders Act is applicable to Company. The Shareholders Act as applicable to the Company could inhibit unsolicited offers to acquire the Company.

     The Shareholders Act is not applicable to the Bank. Although a party seeking control of the Bank is required to file applications with the FDIC pursuant to the Bank Merger Act and with the Commissioner pursuant to the Banking Act, neither the Bank Merger Act nor the Banking Act have prohibitions and standards similar to those contained in the Shareholders Act.

WARRANTS

     Each warrant entitles the holder to purchase one share of the Common Stock at a purchase price equal to $8.64, subject to adjustment as hereinafter described. The Warrants are non-transferable and will expire on September 30, 1997. Any warrant not exercised on or before the expiration date will expire and will not thereafter be exercisable.

     The number of shares purchasable upon exercise and the exercise price of each warrant will be proportionately adjusted upon the occurrence of certain events, including stock dividends, stock splits, reclassifications and reorganizations.

TRANSFER AGENT

     The Company's transfer agent for the Common Stock is American Stock Transfer & Trust Co., with offices at 40 Wall Street, New York, New York 10005.

                                LEGAL MATTERS

      The validity of the Common Stock offered hereby will be passed upon for the Company by McCarter & English, Newark, New Jersey.


                                    EXPERTS

     The financial statements of Bridge View Bancorp and its wholly-owned subsidiary, Bridge View Bank as of December 31, 1995 and 1994, and for each of the years in the two year period ended December 31, 1995, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to a change in accountants for certain investments in debt and equity securities in 1994.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF
BRIDGE VIEW BANCORP AND SUBSIDIARY

Consolidated Balance Sheets as of September 30, 1996 and 1995.............  F-1

Consolidated Statements of Income for the nine months ended
  September 30, 1996 and 1995.............................................  F-2

Consolidated Statements of Cash Flows for the nine months ended
  September 30, 1996 and 1995.............................................  F-3

Notes to Unaudited Consolidated Financial Statement.......................  F-4

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF
BRIDGE VIEW BANCORP AND SUBSIDIARY

Report of Independent Accountants.........................................  F-5

Consolidated Statement of Financial Condition as of December 31, 1995
  and 1994................................................................  F-6

Consolidated Statements of Income for the years ended December 31, 1995 and 1994................................................................  F-7

Consolidated Statement of Stockholders' Equity for the years ended
  December 31, 1995 and 1994..............................................  F-8

Consolidated Statements of Cash Flows for the years ended
  December 31, 1995 and 1994..............................................  F-9

Notes to Consolidated Financial Statements................................ F-11

                       BRIDGE VIEW BANCORP AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)



                                                     September 30, September 30,
                                                         1996         1995
                                                       --------     -------
Assets
  Cash and Due from Banks ...........................  $  7,961     $ 5,686
  Federal Funds Sold ................................     7,500       5,000
  Investment Securities:
    Held to Maturity Securities
      (Market Value $24,653 on 9/30/96 and
      $18.530 on 9/30/95) ...........................    24,651      18,494
    Available for Sale Securities
      (Net of unrealized holding losses of
      $20 on 9/30/96 and $22 on 9/30/95) .............    5,665       7,787
  Federal Home Loan Bank Stock ......................       476         --
  Loans, Less Allowance for Loan Losses of
    $855 on 9/30/96 and $708 on 9/30/95 .............    69,680       53,293
  Net Deferred Loan Fees ............................      (120)        (83)
  Premises and Equipment, Net .......................     1,588       1,582
  Other Real Estate Owned ...........................       155         --
  Accrued Interest Receivable and Other Assets ......     1,077         887
                                                       --------     -------
        Total Assets ................................  $118,633     $92,646
                                                       ========     =======

Liabilities and Stockholders' Equity
  Deposits
    Non-Interest Bearing Demand Deposits ............  $ 23,964     $20,410
    Interest Bearing
      Savings, NOW and Money Market Deposits ........    40,656      38,126
      Other Time Deposits ...........................    17,406      13,124
      Certificates of Deposit $100,000 and over .....    24,353       9,973
                                                       --------     -------
        Total Deposits ..............................   106,379      81,633
  Federal Funds Borrowed ............................       --          --
  Accrued Interest Payable and Other Liabilities ....      387          464
                                                       --------     -------
        Total Liabilities ...........................   106,766      82,097
  Stockholders' Equity
    Common Stock, authorized 5,000,000 shares,
      issued and outstanding 1,047,288 shares
      on 9/30/96 and 995,390 shares on 9/30/95 ......    10,062      10,039
    Undivided Profits ...............................     1,813         527
    Reserve for Unrealized Losses on Available
    For Sale Securities .............................        (8)        (17)
        Total Stockholders' Equity ..................    11,867      10,549
                                                       --------     -------
        Total Liabilities and Stockholders' Equity ..  $118,633     $92,646
                                                       ========     =======

     See accompanying notes to unaudited consolidated financial statements.

                       BRIDGE VIEW BANCORP AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)
                  (DOLLARS IN THOUSANDS--EXCEPT PER SHARE DATA)



                                                           Nine Months Ended
                                                     --------------------------
                                                     September 30, September 30,
                                                         1996         1995
                                                       --------     --------
Interest Income:
  Interest and Fees on Loans .......................    $4,328       $3,408
  Interest on Federal Funds Sold ...................       196          200
  Interest on Investment Securities:
    Taxable Interest Income ........................       963          905
    Tax-Exempt Interest Income .....................       146          116
                                                        ------       ------
      Total Interest Income ........................     5,633        4,629
Interest Expense:
  Savings, NOW and Money Market Deposits ...........       528          597
  Other Time Deposits ..............................       553          472
  Certificates of Deposit $100,000 and over ........       487          292
  Borrowed Funds ...................................        14          --
                                                        ------       ------
      Total Interest Expense .......................     1,582        1,361
      Net Interest Income ..........................     4,051        3,268
  Provision for Loan Losses ........................       163           92
                                                        ------       ------
      Net Interest Income After Provision
        for Loan Losses ............................     3,888        3,176
Non-Interest Income:
  Service Fees on Deposits .........................       374          223
  Other Fees and Commissions .......................       177          170
  Investment Securities Gains (Losses) .............       --            (5)
                                                        ------       ------
      Total Non-Interest Income ....................       551          388
                                                        ------       ------
Non-Interest Expense:
  Salaries and Wages ...............................     1,134          928
  Employee Benefits ................................        93           86
  Occupancy Expense ................................       404          400
  Furniture and Equipment ..........................       189          180
  Other ............................................       793          694
                                                        ------       ------
      Total Non-Interest Expense ...................     2,613        2,288
                                                        ------       ------
      Income Before Income Taxes ...................     1,826        1,276
Income Tax Expense .................................       712          491
                                                        ------       ------
      Net Income ...................................    $1,114       $  785
                                                        ======       ======
Net Income Per Share ...............................    $ 1.07       $ 0.75
Weighted Average Shares Outstanding ................ 1,047,238    1,047,238

     See accompanying notes to unaudited consolidated financial statements.

                       BRIDGE VIEW BANCORP AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995
                                   (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                         Nine Months Ended
                                                   -----------------------------
                                                    September 30,  September 30,
                                                        1996           1995
                                                   --------------  -------------
Cash Flows from Operating Activities:
  Net Income ....................................... $    1,114    $      785
  Adjustments to Reconcile Net Income to
    Net Cash Provided by Operating Activities:
      Provision for Loan Losses ....................        163            92
      Depreciation .................................        112           119
      Net Amortization and Accretion of Premiums
        and Discounts on Investment Securities .....          8           (41)
      Proceeds from Sale of Loans Held for Sale ....          0            87
      Gain on Sale of Loans Held for Sale ..........          0            (1)
      Gain on Sale of Securities Available for Sale.          0             6
      Changes in Operating Assets and Liabilities:
        (Increase) Decrease in Accrued Interest
          Receivable and Other Assets...............       (174)          (76)
        (Decrease) Increase in Accounts Payable
          and Accrued Liabilities ..................       (147)           96
        Other ......................................         --            --
                                                     ----------    ----------
      Net Cash Provided by Operating Activities ....      1,076         1,061
                                                     ----------    ----------
Cash Flows from Investing Activities:
  Purchases of Investment Securities ...............    (13,772)      (13,218)
  Maturities of Investment Securities ..............      6,746        20,078
  Proceeds from Repayments of Securities
    Available for Sale .............................         82            79
  Proceeds from Sale of Securities Available
    for Sale .......................................          0         2,890
  Maturities of Securities Available for Sale ......      2,000             0
  Purchase of Securities Available for Sale ........     (1,000)       (2,982)
  Net Increase in Loans ............................    (14,470)       (9,865)
  Purchase of Federal Home Loan Bank Stock .........       (476)           --
  Purchase of Premises and Equipment ...............       (147)          (14)
                                                     ----------    ----------
    Net Cash Used in Investing Activities ..........    (21,037)       (3,032)
                                                     ----------    ----------
Cash Flows from Financing Activities:
  Net Increase in Deposits .........................     21,154         4,996
  Issuance of Common Stock and Options
    and Warrants Exercised .........................         15             0
  Dividends Paid....................................       (278)            0
                                                     ----------    ----------
    Net Cash Provided by Financing Activities ......     20,891         4,996
                                                     ----------    ----------
    Increase in Cash and Cash Equivalents ..........        930         3,025
  Cash and Cash Equivalents at Beginning of Year ...     14,531         7,661
                                                     ----------    ----------
  Cash and Cash Equivalents at End of Year ......... $   15,461    $   10,686
                                                     ==========    ==========
  Cash Paid During the Year for:
    Interest on Deposits ........................... $1,582,307    $1,360,841
    Income Taxes ................................... $  712,225    $  491,650
Supplemental Schedule of Noncash Investing
  Activities:
    Real Estate Acquired in Settlement of Loans..... $      155    $     --

     See accompanying notes to unaudited consolidated financial statements.

                        BRIDGE VIEW BANCORP AND SUBSIDARY

              Notes to Unaudited Consolidated Financial Statements

(1)  Basis of Unaudited Financial Statement Presentation


     In the opinion of management, the accompanying unaudited consolidated financial statements include all adjustments of a normal recurring nature necessary to present fairly the Company's financial position as of September 30, 1996, the results of its operations for the nine months ended, and the cash flows for the nine months of 1996. The results of operations for such interim periods are not necessarily indicative of the results to be expected for the full year.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Bridge View Bancorp:

     We have audited the accompanying consolidated statements of financial condition of Bridge View Bancorp and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bridge View Bancorp and subsidiary at December 31, 1995 and 1994, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

     As discussed in Note 1B to the consolidated financial statements, the Bank adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," in 1994.

                                                           KPMG Peat Marwick LLP


Short Hills, New Jersey

February 16, 1996, except as to Note 1A, which is as of December 6, 1996

                       BRIDGE VIEW BANCORP AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                           December 31, 1995 and 1994

                             (Dollars in Thousands)


                                                            1995         1994
                                                          --------     --------
ASSETS

Cash and cash equivalents:
  Cash and due from banks ............................    $  8,331     $  4,011
  Federal funds sold .................................       6,200        3,650
                                                          --------     --------
      Total cash and cash equivalents ................      14,531        7,661
                                                          --------     --------
Securities available for sale (note 2) ...............       6,780        7,513
Investment securities, estimated market value of
  $17,767 in 1995 and $24,989 in 1994 (note 2) .......      17,630       25,308
Loans held for sale ..................................        --             86
Loans (note 3):
  Commercial .........................................      30,013       21,597
  Mortgage ...........................................       9,818        7,879
  Consumer and other .................................      16,310       14,600
                                                          --------     --------
      Total loans ....................................      56,141       44,076
  Deferred loan fees .................................         (41)         (13)
  Allowance for loan losses ..........................        (692)        (626)
                                                          --------     --------
      Net loans ......................................      55,408       43,437
                                                          --------     --------
Premises and equipment, net (note 4) .................       1,553        1,687
Accrued interest receivable ..........................         738          608
Other assets (note 5) ................................         154          292
                                                          --------     --------
      Total assets ...................................    $ 96,794     $ 86,592
                                                          ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:
  Noninterest-bearing demand deposits ................      23,244       19,502
  Interest-bearing deposits:
    Savings and time deposits ........................      53,300       49,416
    Certificates of deposit of $100,000 or more ......       8,681        7,719
                                                          --------     --------
      Total deposits .................................      85,225       76,637
Accounts payable and accrued liabilities .............         534          368
                                                          --------     --------
      Total liabilities ..............................      85,759       77,005
                                                          --------     --------
Stockholders' equity (note 8):
  Common stock,
    Authorized 5,000,000 shares in
    1995 and 1,200,000 shares in 1994;
    issued and outstanding 995,390
    shares in 1995 and 947,500 shares in 1994 ........      10,047        9,521
  Net unrealized gain (loss) on securities
    available for sale ...............................          11         (194)
  Retained earnings ..................................         977          260
                                                          --------     --------
      Total stockholders' equity .....................      11,035        9,587
                                                          --------     --------
Commitments and contingencies (notes 6 and 9)

      Total liabilities and stockholders' equity .....    $ 96,794     $ 86,592
                                                          ========     ========


          See accompanying notes to consolidated financial statements.

                       BRIDGE VIEW BANCORP AND SUBSIDIARY

                        Consolidated Statements of Income

                     Years ended December 31, 1995 and 1994

                    (Dollars in Thousands, Except Share Data)


                                                             1995       1994
                                                            ------     ------
Interest income:
  Interest and fees on loans ..........................     $4,712     $3,383
  Interest on investments available for sale ..........        384        382
  Interest on municipals--nontaxable ..................        165         67
  Interest on investments .............................        823      1,080
  Interest on Federal funds sold ......................        294        132
                                                            ------     ------
       Total interest income ..........................      6,378      5,044
                                                            ------     ------

Interest expense:
  Savings and time deposits ...........................      1,431      1,132
  Certificates of deposit of $100,000 or more .........        413        229
                                                            ------     ------
                                                             1,844      1,361

       Net interest income ............................      4,534      3,683

Provision for loan losses (note 3) ....................         92         75
                                                            ------     ------
       Net interest income after pro-
          vision for loan losses ......................      4,442      3,608
                                                            ------     ------
Other income--fees and service charges ................        578        378
                                                            ------     ------

Other expenses:
  Salaries and employee benefits ......................      1,361      1,155
  Occupancy (note 6) ..................................        534        511
  Furniture and equipment expense (note 6) ............        239        254
  Advertising and business promotion ..................         63         64
  Data processing .....................................        173        147
  FDIC insurance ......................................         87        161
  Other insurance .....................................         32         42
  Other operating expenses ............................        515        563
                                                            ------     ------
       Total other expenses ...........................      3,004      2,897
                                                            ------     ------
       Income before income tax expense ...............      2,016      1,089

Income tax expense (note 5) ...........................        781        349
                                                            ------     ------
       Net income .....................................     $1,235     $  740
                                                            ======     ======

Earnings per share:
  Primary .............................................     $ 1.20     $ 0.75
  Fully diluted .......................................       1.20       0.75
                                                            ======     ======


          See accompanying notes to consolidated financial statements.

                       BRIDGE VIEW BANCORP AND SUBSIDIARY

                 Consolidated Statements of Stockholders' Equity

                     Years ended December 31, 1995 and 1994

                             (Dollars in Thousands)

                                                                                               Net unrealized
                                                                                                 gain (loss)
                                                                                                on securities
                                                                    Capital        Retained       available
                                                                     stock         earnings        for sale       Total
                                                                    ------          -----      --------------    ------

Balance at December 31, 1993 ..................................... $ 9,015          $  15         $  --         $ 9,030
Cumulative effect of accounting change--
     investments .................................................     --              --             8               8
Net income .......................................................     --             740            --             740
5% stock dividend ................................................     495           (495)           --             --
Common stock issued upon exercise of stock warrants ..............      11             --            --              11
Net change in unrealized loss on securities
     available for sale, net of tax ..............................     --              --          (202)           (202)
                                                                    ------          -----           ---         -------
Balance at December 31, 1994 .....................................   9,521            260          (194)          9,587

Net income .......................................................     --           1,235            --           1,235
5% stock dividend ................................................     518           (518)           --             --
Common stock issued upon exercise of stock warrants ..............       8             --            --               8
Net change in unrealized loss on securities
     available for sale, net of tax ..............................     --              --           205             205
                                                                    ------          -----           ---         -------
Balance at December 31, 1995 ..................................... $10,047          $ 977          $ 11         $11,035
                                                                   =======          =====          ====         =======


          See accompanying notes to consolidated financial statements.

                       BRIDGE VIEW BANCORP AND SUBSIDIARY

                      Consolidated Statements of Cash Flows

                     Years ended December 31, 1995 and 1994

                             (Dollars in Thousands)


                                                                                          1995        1994
                                                                                        -------      ------

Cash flows from operating activities:
  Net income ........................................................................   $ 1,235      $  740
  Adjustments to reconcile net income to net cash provided by operating activities:
        Provision for loan losses ...................................................        92          75
        Depreciation ................................................................       155         180
        Net amortization and accretion of premiums and discounts on
            investment securities ...................................................       (21)          7
        Net loss on sale of securities available for sale ...........................         5        --
        Loans originated for sale ...................................................    (1,188)     (1,693)
        Proceeds from sales of loans held for sale ..................................     1,285       1,701
        Gain on sale of loans held for sale .........................................       (11)        (14)
        Changes in operating assets and liabilities:
            Increase in accrued interest receivable .................................      (130)       (107)
            Decrease in other assets ................................................         2           8
            Increase in accounts payable and accrued liabilities ....................       166         145
                                                                                        -------      ------
               Net cash provided by operating activities ............................     1,590       1,042
                                                                                        -------      ------
Cash flows from investing activities:
  Purchases of investment securities ................................................   (14,310)    (10,602)
  Maturities of investment securities ...............................................    22,012      10,500
  Proceeds from repayments of investment securities .................................      --            50
  Proceeds from repayments of securities available for sale .........................       133          89
  Proceeds from sale of securities available for sale ...............................     2,915        --
  Maturities of securities available for sale .......................................     1,000       5,000
  Purchase of securities available for sale .........................................    (2,982)     (2,952)
  Net increase in loans .............................................................   (12,063)     (8,282)
  Purchases of premises and equipment ...............................................       (21)        (23)
                                                                                        -------      ------
               Net cash used in investing activities ................................    (3,316)     (6,220)
                                                                                        -------      ------
Cash flows from financing activities:
  Net increase in deposits ..........................................................     8,588       4,010
  Issuance of common stock and options and warrants exercised .......................         8          11
                                                                                        -------      ------
               Net cash provided by financing activities ............................     8,596       4,021
                                                                                        -------      ------
               Increase (decrease) in cash and cash equivalents .....................     6,870      (1,157)

Cash and cash equivalents at beginning of year ......................................     7,661       8,818
                                                                                        -------      ------
Cash and cash equivalents at end of year ............................................   $14,531      $7,661
                                                                                        =======      ======

                       BRIDGE VIEW BANCORP AND SUBSIDIARY

                             (Dollars in Thousands)

                                                              1995        1994
                                                             ------      ------
 Supplemental information:
   Cash paid during the year for:

     Interest on deposits ................................   $1,801      $1,326
                                                             ======      ======

     Income taxes ........................................   $  408      $  249
                                                             ======      ======

   Transfer of investment securities to
      securities available for sale ......................   $  --       $9,982
                                                             ======      ======

          See accompanying notes to consolidated financial statements.

                       BRIDGE VIEW BANCORP AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 1995 and 1994


 (1A) Bridge View Bancorp (the "Company") is a one bank holding company incorporated under the laws of the State of New Jersey in May 1996 to serve as a holding company for Bridge View Bank (the "Bank"). The Company acquired all of the capital stock of the Bank in a two for one stock exchange and became its holding company on December 6, 1996 in a transaction accounted for as if it were a pooling of interests.
         Common Stock and per share amounts have been restated to reflect the two for one stock exchange. Accordingly, prior to December 6, 1996, the operations of the Company consist solely of the operations of the Bank.

 (1B)    Summary of Significant Accounting Policies

         The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank. All intercompany accounts and transactions have been eliminated in consolidation.

         Organization

         The Bank is a commercial bank which provides a full range of banking services to individuals and corporate customers in New Jersey. The Bank is subject to competition from other financial institutions. The Company and the Bank is regulated by state and Federal agencies and is subject to periodic examinations by those regulatory authorities.

         Basis of Financial Statement Presentation

         The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statement of financial condition and revenues and expenses for the year. Actual results could differ significantly from those estimates.

         Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management generally obtains independent appraisals for significant properties.

         Securities Available for Sale

         Management determines the appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold securities until maturity, they are classified as investment securities. Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as securities available for sale. Gains or losses on sales of securities available for sale are based upon the specific identification method.

         As of January 1, 1994, the Company has adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). SFAS 115 requires that securities available for sale be reported at fair value with changes in the carrying value from period to period included as a separate component of stockholders' equity.

                       BRIDGE VIEW BANCORP AND SUBSIDIARY

 (1B)    Summary of Significant Accounting Policies, cont.

         Investment Securities

         Investment securities are carried at the principal amount outstanding, adjusted for amortization of premiums and accretion of discounts using a method that approximates the level-yield method over the terms of the securities. Gains or losses on sales of investment securities are based upon the specific identification method. Investment securities are carried at the principal amount outstanding because the Company has the ability and it is management's intention to hold these securities to maturity.

         Premises and Equipment

         Premises and equipment are stated at historical cost, less accumulated depreciation and amortization. Depreciation of fixed assets is accumulated on a straight-line basis over the estimated useful lives of the related asset. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the term of the lease. Maintenance and repairs are charged to expense in the year incurred.

         Loans

         Loans are stated at their principal amount outstanding, net of deferred loan origination fees and costs. Interest income on loans is accrued and credited to interest income when earned. The accrual of income on loans is discontinued when certain factors indicate reasonable doubt as to the collectibility of such income, and the interest income on such loans is recognized only when subsequently collected. Loan origination fees and certain direct loan origination costs are deferred and recognized over the life of the loan as an adjustment to yield using a method which approximates the interest method.

         As of January 1, 1995, the Company has adopted Statement of Financial Accounting Standards No. 114 "Accounting by Creditors for Impairment of a Loan" and No. 118 "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure." These statements address the accounting for impaired loans and specify how allowances for loan losses related to impaired loans are calculated. Smaller balance homogenous loans that are collectively evaluated for impairment such as residential mortgage loans are specifically excluded from the impaired loan portfolio. Adoption of these new standards had no effect on the level of the allowance for loan losses or operating results for the year ended December 31, 1995.

         Loans Held for Sale

         Mortgage loans intended for sale are carried at the lower of unpaid principal balance, net, or market value on an aggregate basis.

         Allowance for Loan Losses

         Losses on loans are charged to the allowance for loan losses. Additions to this allowance are made by recoveries of loans previously charged off and by a provision charged to expense. The determination of the balance of the allowance for loan losses is based on an analysis of the loan portfolio, economic conditions and other factors warranting recognition. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions may be necessary based on changes in economic conditions, particularly in

                       BRIDGE VIEW BANCORP AND SUBSIDIARY

 (1B)    Summary of Significant Accounting Policies, cont.

         Allowance for Loan Losses, cont.

         New Jersey. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

         Income Taxes

         The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         Earnings Per Share

         For the year ended December 31, 1995, earnings per share is based on the weighted average number of shares outstanding, including common stock equivalents (1,028,014), utilizing the modified treasury stock method.

         For the year ended December 31, 1994, earnings per share was computed by dividing net income by the weighted average number of shares outstanding (986,746), retroactively adjusted for stock dividends. Common stock equivalents were not included in the calculation as they were not material.

         Cash and Cash Equivalents

         Cash and cash equivalents include cash and due from banks and Federal funds sold, which are generally sold for one-day periods.

         Reclassifications

         Certain reclassifications have been made to amounts reported in 1994 to conform to the 1995 presentation.

                       BRIDGE VIEW BANCORP AND SUBSIDIARY

 (2)     Securities Available for Sale and Investment Securities

         A comparative summary of securities available for sale at December 31, 1995 and 1994 is as follows (in thousands):


                                                                      Gross       Gross
                                                          Amor-      unreal-      unreal-
                                                          tized       ized         ized      Market
                                                           cost       gains       losses     value
                                                         -------     ------       ------    -------

       1995--U.S. Government and agency
            obligations ...............................   $6,762       $38        $(20)    $6,780
                                                          ======       ===        ====     ======

       1994--U.S. Government and agency
            obligations ...............................   $7,836        --        (323)     7,513
                                                          ======       ===        ====     ======



         A comparative summary of investment securities at December 31, 1995 and 1994 is as follows (in thousands):


                                                                           Gross        Gross
                                                                Amor-      unreal-      unreal-
                                                                tized        ized        ized      Market
                                                                cost        gains       losses     value
                                                               -------     ------       ------     ------

       1995:
         U.S. Government and agency obligations ............   $12,668      $120       $ (11)     $12,777
         Municipal obligations .............................     4,962        28          --        4,990
                                                               -------      ----       -----      -------
                                                               $17,630      $148       $ (11)     $17,767
                                                               =======      ====       =====      =======
       1994:
         U.S. Government and agency obligations ............    21,889         4        (319)      21,574
         Municipal obligations .............................     3,419         1          (5)       3,415
                                                               -------      ----       -----      -------
                                                               $25,308      $  5       $(324)     $24,989
                                                               =======      ====       =====      =======


                       BRIDGE VIEW BANCORP AND SUBSIDIARY

(2) SECURITIES AVAILABLE FOR SALE AND INVESTMENT SECURITIES, CONT.

     The investments held at December 31, 1995 mature as follows (in thousands):

                                   Investment              Securities available
                                   securities                    for sale
                             ---------------------        ---------------------
                             Amortized      Market        Amortized     Market
                                cost         value          cost         value
                             --------       ------        ---------     -------
Within one year ...........   $ 9,800       $9,816         $4,011       $4,020
One to five years .........     7,439        7,539          2,751        2,760
Six to ten years ..........       391          412            --           --
                              -------       ------         ------       ------
                              $17,630       $7,767         $6,762       $6,780
                              =======       ======         ======       ======

     Proceeds from the sales of securities available for sale during 1995 were $2.9 million. Gross gains of $31,000 and gross losses of $36,000 were realized on those sales in 1995. For the year ended December 31, 1994, there were no sales of securities. Securities with a carrying value of $1.5 million at December 31, 1995 and 1994 were pledged to secure public funds on deposit.

(3) LOANS AND ALLOWANCE FOR LOAN LOSSES

     Transactions in the allowance for loan losses for the years ended December 31, 1995 and 1994 are as follows (in thousands):

                                                            1995     1994
                                                            ----     ----
       Balance at beginning of year .....................   $626    $567
       Provision charged to expense .....................     92      75
       Loans charged off, net of recoveries .............    (26)    (16)
                                                            ----    ----
       Balance at end of year ...........................   $692    $626
                                                            ====    ====

     Nonaccrual loans that are contractually past due 90 days or more amount to $163,000 and $0 as of December 31, 1995 and 1994, respectively. Interest on nonaccrual loans excluded from interest income was insignificant for 1995; there was no interest on nonaccrual loans excluded from income in 1994.

     The Bank grants commercial, mortgage and installment loans to those New Jersey residents and businesses within its local trading area. Its borrowers' abilities to repay their obligations are dependent upon various factors, including the borrowers' income and net worth, cash flows generated by the underlying collateral, value of the underlying collateral and priority of the Bank's lien on the property. Such factors are dependent upon various economic conditions and individual circumstances beyond the Bank's control; the Bank is therefore subject to risk of loss. The Bank believes its lending policies and procedures adequately minimize the potential exposure to such risks and that adequate provisions for loan losses are provided for all known and inherent risks.

                       BRIDGE VIEW BANCORP AND SUBSIDIARY

(4) PREMISES AND EQUIPMENT

     At December 31, 1995 and 1994, premises and equipment consists of the following (in thousands):

                                                           1995        1994
                                                          ------      -----
      Building ........................................   $1,677     $1,677
      Furniture, fixtures and equipment ...............      492        472
      Leasehold improvements ..........................      --          15
                                                          ------     ------
                      Total fixed assets ..............    2,169      2,164

      Less accumulated depreciation and amortization ..      616        477

                      Net carrying value ..............   $1,553     $1,687
                                                          ======     ======

(5) INCOME TAXES

     Income tax expense from operations for the years ended December 31, 1995 and 1994 aggregated $781,000 and $349,000, respectively. The current and deferred amounts of such provisions are as follows (in thousands):

                                               1995   1994
                                               ----   ----
                Federal:
                   Current ...............     $585   $272
                   Deferred ..............       35     18
                                               ----   ----
                                                620    290

                State:
                   Current ...............      156     40
                   Deferred ..............        5     19
                                               ----   ----
                                                161     59

                                               $781   $349
                                               ====   ====

     Total income tax expense for the years ended December 31, 1995 and 1994 was allocated as follows (in thousands):

                                                                   1995    1994
                                                                  -----    ----
Income tax expense from operations ............................   $ 781    $349
Stockholders' equity--unrealized (gain) loss on securities
   available for sale .........................................    (136)    129
                                                                  -----    ----
                                                                  $ 645    $478
                                                                  =====    ====

                       BRIDGE VIEW BANCORP AND SUBSIDIARY

(5) INCOME TAXES, CONT.

     Income tax expense from operations differed from the amounts computed by applying the U.S. Federal income tax rate (34% in 1995 and 1994) to income taxes as a result of the following (in thousands):

                                                               1995    1994
                                                               ----    ----
   Computed "expected" tax expense .........................   $685    $370
   Increase (decrease) in taxes resulting from:
        State taxes, net of Federal income tax benefit .....    106      39
        Tax-exempt income ..................................    (29)    (15)
        Other ..............................................     19     (45)
                                                               ----    ----
                                                               $781    $349
                                                               ====    ====


     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 1995 and 1994 are as follows (in thousands):

                                                                     1995   1994
                                                                     ----   ----
Deferred tax assets:
     Start-up costs ..............................................   $  1   $  5
     Bank premises, furniture and equipment, principally due to
        differences in depreciation ..............................     50     40

     Unrealized loss on securities available for sale ............     --    129

     Loans, principally due to allowance for loan losses and
        deferred fee income ......................................    273    247
                                                                      ---   ----
                Total gross deferred tax assets ..................    324    421
                                                                      ---   ----

Deferred tax liabilities:
     Deferred fee income .........................................     31     --
     Unrealized gain on securities available for sale                   7     --

     Investment securities, principally due to accretion of
        discounts ................................................     22     11
     Accrual to cash adjustment ..................................    200    181
                                                                      ---   ----
                Total gross deferred tax liabilities .............    260    192
                                                                     ----   ----
                Net deferred tax asset ...........................   $ 64   $229
                                                                     ====   ====

                       BRIDGE VIEW BANCORP AND SUBSIDIARY

(5) INCOME TAXES, CONT.

     At December 31, 1995, management believes that no valuation allowance for the deferred tax asset is necessary due to sufficient taxes paid in the statutory carryback period.

(6) LEASES

     The Company leases its land in Englewood Cliffs, New Jersey from a general partnership owned partly by a director under a ten-year operating lease with five five-year renewal options. The Company has the option to purchase the land six months prior to expiration of the original ten-year term or six months prior to the end of the 16th year of the lease. The purchase price shall be the market value of the land only as determined by an appraisal. The Bank also leases a branch facility in Fort Lee, New Jersey.

     The following is a schedule of future minimum lease payments (exclusive of payments for maintenance, insurance, taxes and additional rental payments based on increases in certain indexes) for operating leases (which include both branches) with initial or remaining terms in excess of one year from December 31, 1995 (in thousands):

         Year ending December 31:
              1996 ...................................   $443
              1997 ...................................    423
              1998 ...................................    292
              1999 ...................................     76
                                                         ====

     Rental expense amounted to $432,000 and $411,000 for the years ended December 31, 1995 and 1994, respectively.

(7) RELATED-PARTY TRANSACTIONS

     Certain directors of the Company are associated with professional firms that rendered various professional services for the Bank. The Company paid the firms, excluding rental payments, approximately $58,000 and $19,000 during the years ended December 31, 1995 and 1994, respectively. It is the Company's policy not to originate loans to directors, executive officers or their affiliates.

(8) STOCKHOLDERS' EQUITY AND DIVIDEND RESTRICTIONS

     Warrants to purchase common stock were distributed to stockholders of record as of October 1, 1992. One warrant was issued for each five shares of common stock owned on that date. Each warrant entitles the holder to purchase one share of common stock at a price of $9.07 per share. The warrants are exercisable on or before September 30, 1997. During 1995 and 1994, 884 and 1,258 warrants, respectively, were exercised, and 152,024 and 152,908 warrants were outstanding at December 31, 1995 and 1994, respectively.

                       BRIDGE VIEW BANCORP AND SUBSIDIARY

(8) STOCKHOLDERS' EQUITY AND DIVIDEND RESTRICTIONS, CONT.

     During 1994, the Bank's stockholders approved the 1994 Stock Option Plan for Non Employee Directors (Directors' Plan) and the 1994 Employee Stock Option Plan (Employees' Plan), both of which have been assumed by the Company. The Directors' Plan provides for options to purchase up to 49,720 shares of the Company's common stock to be issued to directors who are not employees of the Bank. The Employees' Plan provides for the option to purchase up to 49,720 shares of the Company's common stock to be issued to employees of the Company and its subsidiary. Previously issued options to an employee of the Company were terminated upon adoption of these plans. The option price per share approximates the market value of the Company's stock on the date of grant.

     A summary of the stock option plans for the years ended December 31, 1995 and 1994 is as follows:

                                              Number
                                                of             Option price
                                              shares            per share($)
                                              ------         ---------------
     Outstanding at December 31, 1993           --                  --
     Granted                                  47,250               9.76
     Exercised                                  --                  --
                                              ------
     Outstanding at December 31, 1994         47,250               9.76

     Granted                                  25,764              10.50
     Exercised                                  --                  --
                                              ------
     Outstanding at December 31, 1995         73,014          10.50 -- 9.76
                                              ======          =============


     The Bank declared a 5% stock dividend effective March 17, 1995 and February 28, 1994.

     New Jersey law provides that no dividend may be paid unless, after the payment of such dividend, the capital of the Company will not be impaired and either the Company will have statutory surplus of not less than 50% of its capital stock or the payment of such dividend will not reduce the statutory surplus of the Bank.

(9) COMMITMENTS AND CONTINGENCIES

     The Company is a party to transactions with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers. These transactions consist of commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the accompanying consolidated statements of financial condition.

                         BRIDGE VIEW BANCORP AND SUBSIDIARY

 (9) COMMITMENTS AND CONTINGENCIES, CONT.

     The Company uses the same credit policies and collateral requirements in making commitments and conditional obligations as it does for on-balance-sheet loans. Commitments to extend credit are agreements to lend to customers as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Outstanding available loan commitments, primarily variable rate home equity loans, at December 31, 1995 and 1994 totaled $21.1 million and $17.1 million, respectively. Additionally, unused credit card commitments totaled $394,000 at December 31, 1995.

     Most of the Company's lending activity is with customers located in Bergen County, New Jersey. The Company has issued letters of credit to customers totaling $382,000 and $668,000 at December 31, 1995 and 1994, respectively, whereby the Bank guarantees performance to a third party. These letters of credit generally have fixed expiration dates of less than one year.

(10) REGULATORY MATTERS

     On December 19, 1991, the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) became law. Regulations implementing the prompt corrective action provisions of FDICIA became effective on December 19, 1992. In addition to the prompt corrective action requirements, FDICIA includes significant changes to the legal and regulatory environment for insured depository institutions, including reductions in insurance coverage for certain kinds of deposits, increased supervision by the Federal regulatory agencies, increased reporting requirements for insured institutions, and new regulations concerning internal controls, accounting and operations.

     The prompt corrective action regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." To be considered "well capitalized," an institution must generally have a leverage ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 10%, and a total risk-based capital ratio of at least 6%. An institution is deemed to be "critically undercapitalized" if it has a tangible equity ratio of 2% or less. At December 31, 1995, the Bank's (unaudited) leverage ratio, Tier 1 risk-based capital ratio and total risk-based capital ratio were 12.4%, 17% and 18%, respectively. The Bank currently meets the criteria of a "well capitalized" institution.

(11) FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" (SFAS 107), requires that the Bank disclose

                       BRIDGE VIEW BANCORP AND SUBSIDIARY

(11) FAIR VALUE OF FINANCIAL INSTRUMENTS, CONT.

     the estimated fair value of its financial instruments whether or not recognized in the consolidated balance sheet. Fair value estimates and assumptions are set forth below for the Company's financial instruments at December 31, 1995 (in thousands):

                                                              Estimated
                                                  Carrying      fair
                                                   amount       value
                                                  --------    ---------
     Financial assets:
          Cash and cash equivalents ............   $14,531    $14,531
          Securities available for sale ........     6,780      6,780
          Investment securities ................    17,630     17,767
          Net loans ............................    55,408     55,659
          Accrued interest receivable ..........       738        738
     Financial liabilities--deposits ...........    85,225     85,313
                                                    ======    =======


     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS

     The carrying amount approximates fair value.

SECURITIES AVAILABLE FOR SALE

     All securities available for sale are valued using quoted market prices.

INVESTMENT SECURITIES

     All investment securities are valued using quoted market prices.

NET LOANS

     Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as residential and commercial real estate, commercial and other consumer. The fair value of loans is estimated by discounting contractual cash flows using estimated market discount rates which reflect the credit and interest rate risk inherent in the loans.

ACCRUED INTEREST RECEIVABLE

     The carrying amount approximates fair value.

                       BRIDGE VIEW BANCORP AND SUBSIDIARY

(11) FAIR VALUE OF FINANCIAL INSTRUMENTS, CONT.

DEPOSITS

     The fair value of deposits with no stated maturity, such as non-interest-bearing demand deposits is equal to the amount payable on demand as of December 31, 1995. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

COMMITMENTS TO EXTEND CREDIT

     The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements; at December 31, 1995 such amounts were not material.

LIMITATION

     The preceding fair value estimates were made at December 31, 1995, based on pertinent market data and relevant information on the financial instrument. These estimates do not include any premium or discount that could result from an offer to sell at one time the Bank's entire holdings of a particular financial instrument or category thereof. Since no market exists for a substantial portion of the Bank's financial instruments, fair value estimates were necessarily based on judgments regarding future expected loss experience, current economic conditions, risk assessment of various financial instruments, and other factors. Given the innately subjective nature of these estimates, the uncertainties surrounding them and the matter of significant judgment that must be applied, these fair value estimates cannot be calculated with precision. Modifications in such assumptions could meaningfully alter these estimates.

     Since these fair value approximations were made solely for on- and off-balance-sheet financial instruments at December 31, 1995, no attempt was made to estimate the value of anticipated future business. Furthermore, certain tax implications related to the realization of the unrealized gains and losses could have a substantial impact on these fair value estimates and have not been incorporated into the estimates.

(12) RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1995 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS 121). This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever

                       BRIDGE VIEW BANCORP AND SUBSIDIARY

(12) RECENT ACCOUNTING PRONOUNCEMENTS, CONT.

events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill is included in the scope of SFAS 121, while core deposit intangibles and mortgage servicing rights are specifically excluded. SFAS 121 is effective for fiscal years beginning after December 15, 1995 and was adopted by the Bank in 1996. The effect of adopting SFAS 121 is expected to be immaterial.

     In May 1995 the FASB issued Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" (SFAS 122). This statement requires recognition of the rights to service mortgage loans for others, whether those rights were acquired through purchase or origination. SFAS 122 also requires that capitalized mortgage servicing rights be evaluated for impairment based on the fair value of those rights with impairment recognized through a valuation allowance. The accounting requirements of this statement are effective for fiscal years beginning after December 15, 1995. The impact of adopting SFAS 122 on the consolidated financial statements of the Bank is expected to be immaterial.

     In October 1995, FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation (SFAS 123). This statement establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS 123 encourages all entities to adopt the "fair value based method" of accounting for employee stock compensation plans. However, SFAS 123 also allows an entity to continue to measure compensation cost under such plans using the "intrinsic value based method." The accounting requirements of this statement are effective for transactions entered into in fiscal years that begin after December 15, 1995.

================================================================================
No person is authorized to give any information or make any representation other than as contained in this Prospectus and, if given or made, such other information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction where such offer would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implications that there had been no change in the affairs of the Company since any of the dates of which information of the dates of which information is furnished herein or since the date hereof.

                                   ----------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Available Information..................................................     2
Prospectus Summary.....................................................     3
Selected Consolidated Financial Data...................................     4
Special Considerations and Risk Factors................................     6
Use of Proceeds........................................................     8
Market and Price Range of Securities...................................     8
Dividend Policy........................................................     9
Capitalization.........................................................     9
Management's Discussion and Analysis of Financial
  Condition and Results of Operations..................................    11
Business...............................................................    26
Supervision and Regulation.............................................    28
Management.............................................................    33
Executive Compensation.................................................    34
Certain Transactions with Management...................................    35
Security Ownership of Certain Beneficial Owners and Management.........    36
Description of the Company's Securities................................    37
Legal Matters..........................................................    38
Experts................................................................    38
Index to Consolidated Financial Statements.............................    39
Consolidated Financial Statements......................................   F-1


                    ----------------------------------------


                                 158,488 SHARES

                                 OF COMMON STOCK


                               BRIDGE VIEW BANCORP



                                   ----------
                                   PROSPECTUS
                                   ----------



                              _______________, 1997

================================================================================

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Article VII of the Certificate of Incorporation of the Company provides that the Company shall indemnify its present and former officers, directors, employees and agents and persons serving at its request against expenses, including attorneys' fees, judgments, fines or amounts paid in settlement incurred in connection with any pending or threatened civil or criminal proceeding to the fullest extent permitted by the New Jersey Business Corporation Act. Article VII also provides that such indemnification shall not exclude any other rights to indemnification to which a person may otherwise be entitled, and authorizes the Company to purchase insurance on behalf of any of the persons enumerated against any liability whether or not the Company would have the power to indemnify him under the provisions of Article VII.

     The New Jersey Business Corporation Act empowers a corporation to indemnify a corporate agent against his expenses and liabilities incurred in connection with any proceeding (other than a derivative lawsuit) involving the corporate agent by reason of his being or having been a corporate agent if (a) the agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and (b) with respect to any criminal proceeding, the corporate agent had not reasonable cause to believe his conduct was unlawful. For purposes of the Act, the term "corporate agent" includes any present or former director, officer, employee or agent of the corporation, and a person serving as a "corporate agent" for any other enterprise at the request of the corporation.

     With respect to any derivative action, the corporation is empowered to indemnify a corporate agent against his expenses (but not his liabilities) incurred in connection with any proceeding involving the corporate agent by reason of his being or having been a corporate agent if the agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, only the court in which the proceeding was brought can empower a corporation to indemnify a corporate agent against expenses with respect to any claim, issue or matter as to which the agent was adjudged liable for negligence or misconduct.

     The corporation may indemnify a corporate agent in a specific case if a determination is made by any of the following that the applicable standard of conduct was met: (i) the Board of Directors, or a committee thereof, acting by a majority vote of a quorum consisting of disinterested directors; (ii) by independent legal counsel if there is not a quorum of disinterested directors or if the disinterested quorum empowers counsel to make the determination; or (iii) by the stockholders.

     A corporate agent is entitled to mandatory indemnification to the extent that the agent is successful on the merits or otherwise in any proceeding, or in defense of any claim, issue or matter in the proceeding. If a corporation fails or refuses to indemnify a corporate agent, whether the indemnification is permissive or mandatory, the agent may apply to a court to grant him the requested indemnification. In advance of the final disposition of a proceeding, the corporation may pay an agent's expenses if the agent agrees to repay the expenses unless it is ultimately determined that he is entitled to indemnification.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    SEC Registration Fee...........................................   $  415
    Accounting Fees and Expenses ..................................    2,000
    Printing and Engraving.........................................      500
    Legal Fees and Expenses........................................    2,000
    Transfer Agent and Registrar Fees..............................      500
    Miscellaneous Expenses.........................................      585
                                                                      ------
        Total......................................................   $6,000
                                                                      ======

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

     In connection with the Acquisition of the Bank, the Company issued 1,047,288 shares of Common Stock. These shares were issued pursuant to the exemption from registration provided by Section 3(a)(12) of the Securities Act of 1993, as amended.

ITEM 27.  EXHIBITS

Exhibit
Number                              Description of Exhibits
-------                             -----------------------

 3(i)    Certificate of Incorporation of the Company (1)

 3(ii)   Bylaws of the Company (1)

 4(i)    Form of Non-Transferable Warrant Certificate (1)

 4(ii)   Form of Stock Certificate

 4(iii)  Bridge View Bank 1994 Employee Stock Option Plan (1)

 4(iv)   Bridge View Bank 1994 Stock Option Plan for Non-Employee Directors (1)

 5        Opinion of McCarter & English

21       Subsidiaries of the Registrant

23(i)    Consent of McCarter & English (See Exhibit 5)

23(ii)   Consent of KPMG Peat Marwick LLP

24       Power of Attorney

27       Financial Data Schedule

----------

(1) Incorporated by reference from Exhibits 2(a) to 6(b) from the Registrant's Registration Statement on Form 10-SB, Registration No. 1-12165.

ITEM 28. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant will:

            (1) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 44(b)(1) or
      (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective; and

            (2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                  SIGNATURES

     In accordance with the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form SB-2 and has duly authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Englewood Cliffs in the State of New Jersey on January 29, 1997.


                                       BRIDGE VIEW BANCORP


                                       By: /s/ ALBERT F. BUZZETTI
                                           -------------------------------------
                                           Albert F. Buzzetti
                                           President and Chief Executive Officer


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Albert F. Buzzetti his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement of Bridge View Bancorp on Form SB-2, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     This Power of Attorney may be signed in one or more counterparts.

     In accordance with the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


          Name                        Title                         Date
          ----                        -----                         ----

/s/ ALBERT F. BUZZETTI         President, Chief
------------------------         Executive Officer              January 29, 1997
    Albert F. Buzzetti           and Director


/s/ ALBERT F. BUZZETTI*       Comptroller (Principal
------------------------        Financial Officer and           January 29, 1997
    Michael J. Solokas          Accounting Officer)


/s/ ALBERT F. BUZZETTI*
------------------------      Director                          January 27, 1997
    Gerald A. Calabrese



------------------------      Director
    Glenn L. Creamer


/s/ ALBERT F. BUZZETTI*
------------------------      Director                          January 29, 1997
    Bernard Mann



------------------------      Director
Mark Metzger


/s/ ALBERT F. BUZZETTI*
------------------------      Director                          January 29, 1997
    Jeremiah F. O'Connor


/s/ ALBERT F. BUZZETTI*
------------------------      Director                          January 29, 1997
    Joseph C. Parisi


/s/ ALBERT F. BUZZETTI*
------------------------      Director                          January 29, 1997
    John A. Schepisi

----------
* Pursuant to Power of Attorney.

                                INDEX TO EXHIBITS

Exhibit
Number                        Description of Exhibits
-------                       -----------------------

 3(i)    Certificate of Incorporation of the Company (1)

 3(ii)   Bylaws of the Company (1)

 4(i)    Form of Non-Transferable Warrant Certificate (1)

 4(ii)   Form of Stock Certificate

 4(iii)  Bridge View Bank 1994 Employee Stock Option Plan (1)

 4(iv)   Bridge View Bank 1994 Stock Option Plan for Non-Employee Directors (1)

 5       Opinion of McCarter & English

21       Subsidiaries of the Registrant

23(i)    Consent of McCarter & English (See Exhibit 5)

23(ii)   Consent of KPMG Peat Marwick LLP

24       Power of Attorney

27       Financial Data Schedule

----------

(1) Incorporated by reference from Exhibits 2(a) to 6(b) from the Registrant's Registration Statement on Form 10-SB, Registration No. 1-12165.